Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194855
PROSPECTUS SUPPLEMENT
(to prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015, January 13, 2015, March 11, 2015, March 19, 2015, April 3, 2015 and April 9, 2015)
BIOMET, INC.
$1,825,000,000 6.500% Senior Notes due 2020
$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015, January 13, 2015, March 11, 2015, March 19, 2015, April 3, 2015 and April 9, 2015.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2014, the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2015 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2015 for a discussion of certain risks that you should consider before investing in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 14, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended February 28, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to             .

Commission File Number 000-54505

Commission File Number 001-15601

LVB ACQUISITION, INC.
BIOMET, INC.
(Exact name of registrant as specified in its charter)

Delaware Indiana	26-0499682 35-1418342
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

56 East Bell Drive, Warsaw, Indiana	46582
(Address of principal executive offices)	(Zip Code)
(574) 267-6639
(Registrant’s telephone number, including area code)

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

LVB ACQUISITION, INC.        Yes  ☑    No  ☐

BIOMET, INC.                            Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

LVB ACQUISITION, INC.        Yes  ☑    No  ☐

BIOMET, INC.                            Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act. (Check one):

LVB ACQUISITION, INC.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐
BIOMET, INC.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

LVB ACQUISITION, INC.        Yes  ☐    No  ☑

BIOMET, INC.                            Yes  ☐    No  ☑

The number of shares of the registrants’ common stock outstanding as of March 31, 2015:

LVB ACQUISITION, INC.              552,647,934 shares of common stock

BIOMET, INC.                                 1,000 shares of common stock

			Page
Part I.	Financial Information
	Item 1.	Condensed Consolidated Financial Statements (Unaudited):
		LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Balance Sheets as of February 28, 2015 and May 31, 2014	4
		LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Nine Months Ended February 28, 2015 and 2014	5
		LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows for the Nine Months Ended February 28, 2015 and 2014	6
		Biomet, Inc. and Subsidiaries Condensed Consolidated Balance Sheets as of February 28, 2015 and May 31, 2014	7
		Biomet, Inc. and Subsidiaries Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Nine Months Ended February 28, 2015 and 2014	8
		Biomet, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows for the Nine Months Ended February 28, 2015 and 2014	9
		Notes to Condensed Consolidated Financial Statements	10
	Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	37
	Item 3.	Quantitative and Qualitative Disclosures About Market Risk	54
	Item 4.	Controls and Procedures	54

Part II.	Other Information
		There is no information required to be reported under any items except those indicated below.
	Item 1.	Legal Proceedings	55
	Item 1A.	Risk Factors	55
	Item 6.	Exhibits	60

PART I. FINANCIAL INFORMATION
Explanatory Note
This Form 10-Q is a combined quarterly report being filed separately by two registrants: LVB Acquisition, Inc. (“LVB”) and Biomet, Inc. (“Biomet”). Unless the context indicates otherwise, any reference in this report to the “Company,” “we,” “us” and “our” refer to LVB, Biomet and their subsidiaries. Each registrant hereto is filing on its own behalf all of the information contained in this quarterly report that relates to such registrant. Each registrant hereto is not filing any information that does not relate to such registrant, and therefore makes no representation as to any such information.

Item 1.	Condensed Consolidated Financial Statements.
LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Balance Sheets
(in millions, except shares and per share data)

	(Unaudited)
	February 28, 2015	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$363.2	$247.6
Accounts receivable, less allowance for doubtful accounts receivables of $34.8 ($31.9 at May 31, 2014)	548.4	577.3
Inventories	710.1	693.4
Deferred income taxes	143.3	149.9
Prepaid expenses and other	122.4	202.9
Total current assets	1,887.4	1,871.1
Property, plant and equipment, net	702.3	716.0
Investments	4.2	12.5
Intangible assets, net	3,101.3	3,439.6
Goodwill	3,554.6	3,634.4
Other assets	121.9	93.0
Total assets	$9,371.7	$9,766.6
Liabilities & Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$132.8	$133.1
Accounts payable	90.0	135.3
Accrued interest	33.0	53.4
Accrued wages and commissions	126.7	168.7
Other accrued expenses	282.8	354.7
Total current liabilities	665.3	845.2
Long-term liabilities:
Long-term debt, net of current portion	5,580.6	5,587.3
Deferred income taxes	913.1	968.6
Other long-term liabilities	262.0	256.3
Total liabilities	7,421.0	7,657.4
Commitments and contingencies
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,647,934 and 552,484,996 shares issued and outstanding	5.5	5.5
Contributed and additional paid-in capital	5,693.6	5,681.5
Accumulated deficit	(3,471.2)	(3,617.1)
Accumulated other comprehensive income (loss)	(277.2)	39.3
Total shareholders’ equity	1,950.7	2,109.2
Total liabilities and shareholders’ equity	$9,371.7	$9,766.6
The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(in millions)

	(Unaudited) For the Three Months Ended		(Unaudited) For the Nine Months Ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Net sales	$800.9	$822.5	$2,419.3	$2,378.9
Cost of sales	200.3	326.9	600.0	790.0
Gross profit	600.6	495.6	1,819.3	1,588.9
Selling, general and administrative expense	342.4	366.4	1,071.8	1,020.1
Research and development expense	39.7	42.5	125.4	121.4
Amortization	70.9	86.5	222.4	237.2
Operating income	147.6	0.2	399.7	210.2
Interest expense	78.3	81.1	236.9	274.4
Other (income) expense	(2.4)	(0.5)	(8.7)	5.4
Other expense, net	75.9	80.6	228.2	279.8
Income before income taxes	71.7	(80.4)	171.5	(69.6)
Provision (benefit) from income taxes	22.9	(14.5)	25.6	(39.7)
Net income (loss)	48.8	(65.9)	145.9	(29.9)
Other comprehensive income (loss), net of tax:
Change in unrealized holding value on available-for-sale securities	—	1.1	0.1	2.4
Interest rate swap unrealized gains (losses)	2.2	3.4	5.4	25.7
Foreign currency related gains (losses)	(139.4)	(11.4)	(324.9)	20.3
Unrecognized actuarial gains (losses)	1.0	(0.4)	2.9	(0.4)
Other comprehensive income (loss)	(136.2)	(7.3)	(316.5)	48.0
Comprehensive income (loss)	$(87.4)	$(73.2)	$(170.6)	$18.1
The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows
(in millions)

	(Unaudited) Nine Months Ended
	February 28, 2015	February 28, 2014
Cash flows provided by (used in) operating activities:
Net income (loss)	$145.9	$(29.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	370.9	378.4
Amortization and write off of deferred financing costs	6.5	18.6
Stock-based compensation expense	10.8	13.6
Provision for (recovery of) doubtful accounts receivable	(3.1)	—
Litigation recoveries	(44.1)	—
Deferred income taxes	(50.2)	(126.5)
Other	(5.2)	(6.2)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(10.0)	(30.9)
Inventories	(45.0)	(18.8)
Prepaid expenses	18.5	4.4
Accounts payable	(40.5)	(18.2)
Income taxes	105.5	18.8
Accrued interest	(20.4)	(20.9)
Accrued wages and commissions	(31.7)	(6.4)
Accrued expenses and other	(86.3)	149.6
Net cash provided by operating activities	321.6	325.6
Cash flows provided by (used in) investing activities:
Proceeds from sales/maturities of investments	24.4	19.0
Purchases of investments	(16.3)	(19.8)
Net proceeds from sale of assets	0.7	0.8
Capital expenditures	(179.3)	(158.8)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	—	(148.8)
Other acquisitions, net of cash acquired	(0.6)	(1.3)
Net cash used in investing activities	(171.1)	(308.9)
Cash flows provided by (used in) financing activities:
Debt:
Payments under European facilities	—	(2.3)
Payments under senior secured credit facilities	(8.3)	(22.6)
Proceeds under revolvers	205.0	159.3
Payments under revolvers	(20.0)	(63.0)
Proceeds from senior notes due 2020 and term loans	—	870.5
Retirement of term loans	(180.0)	(1,091.6)
Payment of fees related to refinancing activities	—	(15.5)
Equity:
Option exercises	1.3	0.6
Net cash used in financing activities	(2.0)	(164.6)
Effect of exchange rate changes on cash	(32.9)	4.7
Increase (decrease) in cash and cash equivalents	115.6	(143.2)
Cash and cash equivalents, beginning of period	247.6	355.6
Cash and cash equivalents, end of period	$363.2	$212.4
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$248.2	$287.0
Income taxes	$(50.0)	$69.7
The accompanying notes are an integral part of the condensed consolidated financial statements.

Biomet, Inc. and Subsidiaries Condensed Consolidated Balance Sheets
(in millions, except shares)

	(Unaudited)
	February 28, 2015	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$363.2	$247.6
Accounts receivable, less allowance for doubtful accounts receivables of $34.8 ($31.9 at May 31, 2014)	548.4	577.3
Inventories	710.1	693.4
Deferred income taxes	143.3	149.9
Prepaid expenses and other	122.4	202.9
Total current assets	1,887.4	1,871.1
Property, plant and equipment, net	702.3	716.0
Investments	4.2	12.5
Intangible assets, net	3,101.3	3,439.6
Goodwill	3,554.6	3,634.4
Other assets	121.9	93.0
Total assets	$9,371.7	$9,766.6
Liabilities & Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$132.8	$133.1
Accounts payable	90.0	135.3
Accrued interest	33.0	53.4
Accrued wages and commissions	126.7	168.7
Other accrued expenses	282.8	354.7
Total current liabilities	665.3	845.2
Long-term liabilities:
Long-term debt, net of current portion	5,580.6	5,587.3
Deferred income taxes	913.1	968.6
Other long-term liabilities	262.0	256.3
Total liabilities	7,421.0	7,657.4
Commitments and contingencies
Shareholder’s equity:
Common stock, without par value; 1,000 shares authorized; 1,000 shares issued and outstanding	—	—
Contributed and additional paid-in capital	5,699.1	5,687.0
Accumulated deficit	(3,471.2)	(3,617.1)
Accumulated other comprehensive income (loss)	(277.2)	39.3
Total shareholder’s equity	1,950.7	2,109.2
Total liabilities and shareholder’s equity	$9,371.7	$9,766.6
The accompanying notes are an integral part of the condensed consolidated financial statements.

Biomet, Inc. and Subsidiaries Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(in millions)

	(Unaudited) For the Three Months Ended		(Unaudited) For the Nine Months Ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Net sales	$800.9	$822.5	$2,419.3	$2,378.9
Cost of sales	200.3	326.9	600.0	790.0
Gross profit	600.6	495.6	1,819.3	1,588.9
Selling, general and administrative expense	342.4	366.4	1,071.8	1,020.1
Research and development expense	39.7	42.5	125.4	121.4
Amortization	70.9	86.5	222.4	237.2
Operating income	147.6	0.2	399.7	210.2
Interest expense	78.3	81.1	236.9	274.4
Other (income) expense	(2.4)	(0.5)	(8.7)	5.4
Other expense, net	75.9	80.6	228.2	279.8
Income before income taxes	71.7	(80.4)	171.5	(69.6)
Provision (benefit) from income taxes	22.9	(14.5)	25.6	(39.7)
Net income (loss)	48.8	(65.9)	145.9	(29.9)
Other comprehensive income (loss), net of tax:
Change in unrealized holding value on available-for-sale securities	—	1.1	0.1	2.4
Interest rate swap unrealized gains (losses)	2.2	3.4	5.4	25.7
Foreign currency related gains (losses)	(139.4)	(11.4)	(324.9)	20.3
Unrecognized actuarial gains (losses)	1.0	(0.4)	2.9	(0.4)
Other comprehensive income (loss)	(136.2)	(7.3)	(316.5)	48.0
Comprehensive income (loss)	$(87.4)	$(73.2)	$(170.6)	$18.1
The accompanying notes are an integral part of the condensed consolidated financial statements.

Biomet, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows
(in millions)

	(Unaudited) Nine Months Ended
	February 28, 2015	February 28, 2014
Cash flows provided by (used in) operating activities:
Net income (loss)	$145.9	$(29.9)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	370.9	378.4
Amortization and write off of deferred financing costs	6.5	18.6
Stock-based compensation expense	10.8	13.6
Provision for (recovery of) doubtful accounts receivable	(3.1)	—
Litigation recoveries	(44.1)	—
Deferred income taxes	(50.2)	(126.5)
Other	(5.2)	(6.2)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(10.0)	(30.9)
Inventories	(45.0)	(18.8)
Prepaid expenses	18.5	4.4
Accounts payable	(40.5)	(18.2)
Income taxes	105.5	18.8
Accrued interest	(20.4)	(20.9)
Accrued wages and commissions	(31.7)	(6.4)
Accrued expenses and other	(86.3)	149.6
Net cash provided by operating activities	321.6	325.6
Cash flows provided by (used in) investing activities:
Proceeds from sales/maturities of investments	24.4	19.0
Purchases of investments	(16.3)	(19.8)
Net proceeds from sale of assets	0.7	0.8
Capital expenditures	(179.3)	(158.8)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	—	(148.8)
Other acquisitions, net of cash acquired	(0.6)	(1.3)
Net cash used in investing activities	(171.1)	(308.9)
Cash flows provided by (used in) financing activities:
Debt:
Payments under European facilities	—	(2.3)
Payments under senior secured credit facilities	(8.3)	(22.6)
Proceeds under revolvers	205.0	159.3
Payments under revolvers	(20.0)	(63.0)
Proceeds from senior notes due 2020 and term loans	—	870.5
Retirement of term loans	(180.0)	(1,091.6)
Payment of fees related to refinancing activities	—	(15.5)
Equity:
Option exercises	1.3	0.6
Net cash used in financing activities	(2.0)	(164.6)
Effect of exchange rate changes on cash	(32.9)	4.7
Increase (decrease) in cash and cash equivalents	115.6	(143.2)
Cash and cash equivalents, beginning of period	247.6	355.6
Cash and cash equivalents, end of period	$363.2	$212.4
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$248.2	$287.0
Income taxes	$(50.0)	$69.7

The accompanying notes are an integral part of the condensed consolidated financial statements.

LVB ACQUISITION, INC.
BIOMET, INC.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1—Basis of Presentation.
The accompanying unaudited condensed consolidated financial statements include the accounts of LVB Acquisition, Inc. (“LVB” and “Parent”) and Biomet, Inc. and its subsidiaries (individually and collectively with its subsidiaries referred to as “Biomet”, and together with LVB, the “Company”, “we”, “us” or “our”). Biomet is a wholly-owned subsidiary of LVB. LVB has no other operations beyond its ownership of Biomet. Intercompany accounts and transactions have been eliminated in consolidation.
The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for condensed financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. As a result, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial condition, results of operations and cash flows for the periods presented have been included. Operating results for the three and nine months ended February 28, 2015 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2015. For further information, including the Company’s significant accounting policies, refer to the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014 (the “2014 Form 10-K”).
The May 31, 2014 condensed consolidated balances have been derived from the audited financial statements included in the 2014 Form 10-K.

Zimmer Merger
On April 24, 2014, LVB, a Delaware corporation, which owns all of the outstanding shares of common stock of Biomet, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Zimmer Holdings, Inc., a Delaware corporation, and Owl Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Zimmer. On April 13, 2015, Zimmer informed LVB that it was extending the termination date of the Merger Agreement in accordance with its terms for an additional 90 days to July 23, 2015 in order to accommodate the timing of the regulatory approval process.  The parties are obligated under the Merger Agreement to take “any and all steps” necessary to obtain regulatory approvals for the transaction to permit the closing to occur as promptly as reasonably practicable and in any event by the specified termination date, but no assurance can be given that all remaining regulatory approvals for the transaction will be obtained to permit the closing to occur by July 23, 2015.
LVB Acquisition Holding, LLC (“Holdings”) and the Principal Stockholders (as defined below) have entered into a voting agreement with Zimmer (the “Voting Agreement”). Under the Voting Agreement, Holdings agreed to execute and deliver a written consent with respect to the shares of LVB common stock owned by it, adopting the Merger Agreement and approving the merger. On October 3, 2014, Holdings executed and delivered a written consent adopting the Merger Agreement and approving the merger with respect to the 536,034,330 shares, or approximately 97%, of our common stock outstanding on the record date for the consent, September 19, 2014. As such, we have received written consents sufficient to approve our proposed merger with Zimmer.
Under the Merger Agreement, LVB will be acquired for an aggregate purchase price based on a total enterprise value of $13.35 billion, which will consist of $10.35 billion in cash (which is subject to adjustment) and 32,704,677 shares of Zimmer common stock (which number of shares represents the quotient of $3.0 billion divided by $91.73, the volume weighted average price of Zimmer’s common stock on the New York Stock Exchange for the five trading days prior to the date of the Merger Agreement). According to Zimmer’s Form 10-K filed on February 23, 2015, in connection with the merger, Zimmer expects to pay off all of the outstanding funded debt of LVB, totaling $5,713.4 million as of February 28, 2015 and its subsidiaries, and the aggregate cash merger consideration paid by Zimmer at the closing will be reduced by such amount. Zimmer is expected to fund the cash portion of the merger consideration and the repayment of the outstanding funded debt of LVB and its subsidiaries with a combination of new debt and cash on hand. The closing of the merger is not conditioned on the receipt of any debt financing by Zimmer. Zimmer, however, is not required to consummate the merger until the completion of a 15 consecutive business day marketing period.
Recent Accounting Pronouncements
Revenue—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact this ASU will have on its financial position, results of operations or cash flows.
Note 2—Recent Acquisitions by Biomet.
2013 Spine Acquisition
On October 5, 2013, the Company and its wholly-owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company (“EBI”), and LNX Acquisition, Inc., a Delaware corporation (“Merger Sub Lanx”), entered into an Agreement and Plan of Merger with Lanx, Inc., a Delaware corporation (“Lanx”). On October 31, 2013, Merger Sub Lanx merged with and into Lanx and the separate corporate existence of Merger Sub Lanx ceased (the “Lanx Merger”). Upon the consummation of the Lanx Merger, Lanx became a wholly-owned subsidiary of EBI and the Company (“2013 Spine Acquisition”). As of November 1, 2013, the activities of Lanx were included in the Company’s consolidated results. The aggregate purchase price for the acquisition was approximately $150.8 million on a debt-free basis. The Company acquired Lanx to strengthen its spine product portfolio, as well as integrate and focus its distribution network to grow the spine business.
The acquisition has been accounted for as a business combination. The purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition.

The following table summarizes the purchase price allocation:

(in millions)
Cash	$2.0
Accounts receivable	16.5
Inventory	24.8
Prepaid expenses and other	11.0
Instruments	9.9
Other property, plant and equipment	2.1
Deferred tax liability	(36.8)
Other liabilities assumed	(20.7)
Intangible assets	102.3
Goodwill	39.7
Purchase price	$150.8
The results of operations of the business have been included subsequent to the October 31, 2013 closing date in the accompanying condensed consolidated financial statements. The intangible assets are allocated to core technology, corporate trade names, distributors, product trade names and customer relationships. The goodwill arising from the acquisition consists largely of the synergies and economies of scale from combining operations as well as the value of the workforce. All of the intangible assets and goodwill were assigned to the spine and bone healing reporting unit. The goodwill value is not tax deductible.
The following pro forma financial information summarizes the combined results of the Company and Lanx, which assumes that they were combined as of the beginning of the Company’s fiscal year 2013.
The unaudited pro forma financial information for the combined entity is as follows:

	Three Months Ended	Nine Months Ended
(in millions)	February 28, 2014	February 28, 2014
Net sales	$822.5	$2,417.8
Net income	$(51.0)	$(15.4)
Pro forma adjustments have been made to the historical financial statements to account for those items directly attributable to the transaction and to include only adjustments which have a continuing impact. Pro forma adjustments include the incremental amortization and depreciation of assets of $1.9 million for the nine months ended February 28, 2014. The pro forma financial information also reflects the elimination of $10.4 million and $14.5 million for the three and nine months ended February 28, 2014, respectively, of transaction costs directly attributable to the acquisition. Adjustments reflect the elimination of the historical interest expense of Lanx as the transaction was a debt-free transaction. All pro forma adjustments were calculated with no tax impact due to the historical and acquired net operating losses.
Note 3—Inventories.
Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. The Company reviews inventory on hand and writes down excess and slow-moving inventory based on an assessment of future demand and historical experience. Inventories consisted of the following:

(in millions)	February 28, 2015	May 31, 2014
Raw materials	$82.8	$83.1
Work-in-process	46.7	54.4
Finished goods	580.6	555.9
Inventories	$710.1	$693.4
Note 4—Property, Plant and Equipment.
Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Related maintenance and repairs are expensed as incurred.
The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows relating to the asset, or asset group, are less than its carrying value, with the amount of the loss equal to the excess of carrying value of the asset, or asset group, over the estimated fair value.
Useful lives by major product category consisted of the following:

Useful life
Land improvements	20 years
Buildings and leasehold improvements	30 years
Machinery and equipment	5-10 years
Instruments	4 years

Property, plant and equipment consisted of the following:

(in millions)	February 28, 2015	May 31, 2014
Land and land improvements	$39.6	$40.8
Buildings and leasehold improvements	120.3	126.8
Machinery and equipment	432.8	414.5
Instruments	781.9	791.9
Construction in progress	28.8	47.9
Total property, plant and equipment	1,403.4	1,421.9
Accumulated depreciation	(701.1)	(705.9)
Total property, plant and equipment, net	$702.3	$716.0

The Company recorded depreciation expense of $50.9 million and $49.7 million for the three months ended February 28, 2015 and 2014, respectively, and $148.5 million and $141.5 million for the nine months ended February 28, 2015 and 2014, respectively.

Note 5—Investments.
At February 28, 2015, the Company’s investment securities were classified as follows:

	Amortized	Unrealized		Fair
(in millions)	Cost	Gains	Losses	Value
Available-for-sale:
Equity securities	$0.5	$—	$—	$0.5
Time deposit	0.7	—	(0.1)	0.6
Total available-for-sale investments	$1.2	$—	$(0.1)	$1.1

	Amortized	Realized		Fair
	Cost	Gains	Losses	Value
Trading:
Equity securities	$2.9	$0.2	$—	$3.1
Total trading investments	$2.9	$0.2	$—	$3.1
At May 31, 2014, the Company’s investment securities were classified as follows:

	Amortized	Unrealized		Fair
(in millions)	Cost	Gains	Losses	Value
Available-for-sale:
Equity securities	$0.2	$0.6	$(0.3)	$0.5
Time deposit	10.2	—	—	10.2
Total available-for-sale investments	$10.4	$0.6	$(0.3)	$10.7

	Amortized	Realized		Fair
	Cost	Gains	Losses	Value
Trading:
Equity securities	$1.6	$0.3	$(0.1)	$1.8
Total trading investments	$1.6	$0.3	$(0.1)	$1.8
The Company recorded proceeds on the sales/maturities of investments of $9.2 million during the three months ended February 28, 2015, with no proceeds during the three months ended February 28, 2014, and $24.4 million and $19.0 million during the nine months ended February 28, 2015 and 2014, respectively. The Company purchased investments of $0.2 million during the three months ended February 28, 2014, with no purchases during the three months ended February 28, 2015, and $16.3 million and $19.8 million during the nine months ended February 28, 2015 and 2014, respectively.

Note 6—Goodwill and Other Intangible Assets.
The balance of goodwill as of February 28, 2015 and May 31, 2014 was $3,554.6 million and $3,634.4 million, respectively. The change in goodwill is primarily related to foreign currency fluctuations.
The Company uses an accelerated method for amortizing customer relationship intangibles, as the value for those relationships is greater at the beginning of their life. The accelerated method was calculated using historical customer attrition rates. The remaining finite-lived intangibles are amortized on a straight line basis. The decrease in the net intangible asset balance is primarily due to amortization and foreign currency fluctuations.
The Company performs its annual assessment for impairment as of March 31 for all reporting units, or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The estimates and assumptions underlying the fair value calculations used in the Company’s annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those the Company uses in its internal planning. These estimates and assumptions may change from period to period. If the Company uses different estimates and assumptions in the future, impairment charges may occur and could be material.

Intangible assets consisted of the following at February 28, 2015 and May 31, 2014:

(in millions)	February 28, 2015
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Core technology	$1,730.0	$(623.1)	$1,106.9
Completed technology	656.9	(291.6)	365.3
Product trade names	181.5	(81.1)	100.4
Customer relationships	2,282.6	(1,048.8)	1,233.8
Non-compete contracts	4.9	(4.6)	0.3
Sub-total	4,855.9	(2,049.2)	2,806.7
Corporate trade names	294.6	—	294.6
Total	$5,150.5	$(2,049.2)	$3,101.3

(in millions)	May 31, 2014
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount
Core technology	$1,743.3	$(569.8)	$1,173.5
Completed technology	672.0	(262.1)	409.9
Product trade names	208.1	(77.6)	130.5
Customer relationships	2,371.6	(955.9)	1,415.7
Non-compete contracts	4.9	(4.6)	0.3
Sub-total	4,999.9	(1,870.0)	3,129.9
Corporate trade names	309.7	—	309.7
Total	$5,309.6	$(1,870.0)	$3,439.6
The weighted average useful life of the intangibles at February 28, 2015 is as follows:

Weighted Average Useful Life
Core technology	14 years
Completed technology	8 years
Product trade names	12 years
Customer relationships	13 years
Non-compete contracts	1 year
Corporate trade names	Indefinite life
Expected amortization expense for the intangible assets stated above for the years ending May 31, 2015 through 2019 is $278.2 million, $273.3 million, $269.6 million, $252.3 million, and $246.3 million, respectively.

Note 7—Debt.
The terms and carrying value of each debt instrument at February 28, 2015 and May 31, 2014 are set forth below:

(U.S. dollars in millions)	Maturity Date	Interest Rate	Currency	February 28, 2015	May 31, 2014
Debt Instruments
Term loan facility B	March 25, 2015	LIBOR + 3.00%	USD	$102.7	$103.3
Term loan facility B-1	July 25, 2017	LIBOR + 3.50%	USD	$2,772.2	$2,959.6
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD	$—	$—
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD/EUR	$—	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 2.00%	USD	$185.0	$—
Senior notes	August 1, 2020	6.500%	USD	$1,825.0	$1,825.0
Senior subordinated notes	October 1, 2020	6.500%	USD	$800.0	$800.0
Premium on notes				$28.5	$32.5
Total debt				$5,713.4	$5,720.4
The Company has the option to choose the frequency with which it resets and pays interest on its term loans. The Company currently pays interest on the majority of its term loans and interest rate swaps each month. The remaining term loan and swap interest is paid quarterly. Interest on the 6.500% senior notes due 2020 is paid semiannually in February and August. Interest on the 6.500% senior subordinated notes due 2020 is paid semiannually in April and October.
The Company currently elects to use 1-month LIBOR for setting the interest rates on 100% of its U.S. dollar-denominated term loans. The 1-month LIBOR rate for the majority of the U.S. dollar-denominated term loan and asset-based revolver as of February 28, 2015 was 0.16%. The Company’s term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the amended and restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1 loans, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. The total amount of required payments under the Company’s term loan facilities was $8.3 million for the nine months ended February 28, 2015. The cash flow and asset-based revolving credit facilities and the notes do not have terms for mandatory principal paydowns.
The Company’s revolving borrowing base available under all debt facilities at February 28, 2015 was $494.8 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility and outstanding balances of $185.0 million under the asset-based revolving credit facility.
As of February 28, 2015, $58.6 million of financing fees related to the Company’s credit agreement and refinancing remain in long-term assets and continue to be amortized through interest expense over the remaining life of the credit agreement and new debt instruments.

Each of Biomet, Inc.’s existing wholly-owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the 6.500% senior notes due 2020 on a senior unsecured basis and the 6.500% senior subordinated notes due 2020 on a senior subordinated unsecured basis, in each case to the extent such subsidiaries guarantee Biomet, Inc.’s senior secured credit facilities. LVB Acquisition, Inc. is neither an issuer nor guarantor of the notes described within this footnote.

Retirement of euro-denominated Term Loan and Repricing of U.S. dollar-denominated Term B-1 Loan
On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

Note 8—Fair Value Measurements.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair value measurements are principally applied to (1) financial assets and liabilities such as marketable equity securities and debt securities, (2) investments in equity and other securities and (3) derivative instruments consisting of interest rate swaps. These items are marked-to-market at each reporting period to fair value. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market investments and marketable equity securities.

•
Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include time deposits, interest rate swaps, pension plan assets (equity securities, debt securities and other) and foreign currency exchange contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•
Level 3—Inputs are unobservable for the asset or liability. The Company’s Level 3 assets include other equity investments. See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3.

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis at February 28, 2015 and May 31, 2014:

		Fair Value Measurements
	Fair Value at February 28, 2015	Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$229.2	$229.2	$—	$—
Time deposits	0.6	—	0.6	—
Pension plan assets	146.6	—	131.6	15.0
Foreign currency exchange contracts	3.1	—	3.1	—
Equity securities	3.6	3.5	—	0.1
Total assets	$383.1	$232.7	$135.3	$15.1
Liabilities:
Interest rate swaps	$12.4	$—	$12.4	$—
Foreign currency exchange contracts	0.5	—	0.5	—
Total liabilities	$12.9	$—	$12.9	$—

		Fair Value Measurements
	Fair Value at May 31, 2014	Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Money market funds	$145.0	$145.0	$—	$—
Time deposits	25.8	—	25.8	—
Pension plan assets	147.5	—	132.5	15.0
Foreign currency exchange contracts	1.1	—	1.1	—
Equity securities	0.5	0.3	—	0.2
Total assets	$319.9	$145.3	$159.4	$15.2
Liabilities:
Interest rate swaps	$20.2	$—	$20.2	$—
Foreign currency exchange contracts	1.3	—	1.3	—
Total liabilities	$21.5	$—	$21.5	$—
Level 3 Valuation Techniques
Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity where the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include other equity investments for which there was a decrease in the observation of market pricing. As of February 28, 2015 and May 31, 2014, these securities were valued primarily using internal cash flow valuation that incorporates transaction details such as contractual terms, maturity, timing and amount of future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.
The estimated fair value of the Company’s long-term debt, including the current portion, at February 28, 2015 and May 31, 2014 was $5,846.5 million and $5,912.9 million, respectively, compared to carrying values of $5,713.4 million and $5,720.4 million, respectively. The fair value of the Company’s traded debt is considered Level 3 and was estimated using quoted market prices for the same or similar instruments, among other inputs. The fair value of the Company’s variable rate term debt was estimated using Bloomberg composite quotes. In determining the fair values and carrying values, the Company considers the terms of the related debt and excludes the impacts of debt discounts and interest rate swaps.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
During the three and nine months ended February 28, 2015 and 2014, the Company had no significant measurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note 9—Derivative Instruments and Hedging Activities.
The Company is exposed to certain market risks relating to its ongoing business operations, including foreign currency risk, interest rate risk and commodity price risk. The Company currently manages foreign currency risk and interest rate risk through the use of derivatives.
Derivatives Designated as Hedging Instruments
Interest Rate Instruments—The Company uses interest rate swap agreements (cash flow hedges) in U.S. dollars as a means of fixing the interest rate on portions of its floating-rate debt instruments. As of February 28, 2015, the Company had a swap liability of $12.4 million, which consisted of $5.9 million short-term and $6.7 million long-term, partially offset by a $0.2 million credit valuation adjustment. As of May 31, 2014, the Company had a swap liability of $20.2 million, which consisted of $8.8 million short-term and $11.6 million long-term, partially offset by a $0.2 million credit valuation adjustment.
The table below summarizes existing swap agreements at February 28, 2015 and May 31, 2014:

(in millions)					Fair Value at	Fair Value at
		Notional			February 28, 2015	May 31, 2014
Structure	Currency	Amount	Effective Date	Termination Date	Asset (Liability)	Asset (Liability)
5 years	USD	$195.0	September 25, 2009	September 25, 2014	$—	$(1.7)
2 years	USD	190.0	March 25, 2013	March 25, 2015	(0.1)	(1.0)
3 years	USD	270.0	December 27, 2013	September 25, 2016	(3.7)	(5.8)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(4.4)	(6.0)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(4.4)	(5.9)
Credit valuation adjustment					0.2	0.2
Total interest rate instruments					$(12.4)	$(20.2)

The interest rate swaps are recorded in other accrued expenses and other long-term liabilities. As a result of cash flow hedge treatment being applied, all unrealized gains and losses related to the derivative instruments are recorded in accumulated other comprehensive income (loss). Hedge effectiveness is tested quarterly to determine if hedge treatment is still appropriate. The tables below summarize the effective portion and ineffective portion of the Company’s interest rate swaps before tax for the three and nine months ended February 28, 2015 and 2014:

(in millions)	Three Months Ended		Nine Months Ended
Derivatives in cash flow hedging relationship	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Interest rate swaps:
Amount of gain (loss) recognized in OCI	$3.1	$5.5	$7.8	$31.7
Amount of (gain) loss reclassified from accumulated OCI into interest expense (effective portion)	5.8	6.2	13.1	20.5
Amount (gain) loss recognized in other income (expense) (ineffective portion and amount excluded from effectiveness testing)	—	—	—	21.8
As of February 28, 2015, the effective interest rate, including the applicable lending margin, on 41.84% ($1,160.0 million) of the outstanding principal of the Company’s U.S. dollar term loan was fixed at 4.84% through the use of interest rate swaps. The remaining unhedged balances of the U.S. dollar term loans had an effective interest rate of 3.62%. As of February 28, 2015 and May 31, 2014, the Company’s effective weighted average interest rate on all outstanding debt, including the interest rate swaps, was 5.15% and 5.37%, respectively.

Derivatives Not Designated as Hedging Instruments
Foreign Currency Instruments—The Company faces transactional currency exposures that arise when it or its foreign subsidiaries enter into transactions, primarily on an intercompany basis, denominated in currencies other than their functional currency. The Company may enter into short-term forward currency exchange contracts in order to mitigate the currency exposure related to these intercompany payables and receivables arising from intercompany trade. The Company does not designate these contracts as hedges; therefore, all forward currency exchange contracts are recorded at their fair value each period, with the resulting gains and losses recorded in other (income) expense. Any foreign currency remeasurement gains or losses recognized in a period are generally offset with gains or losses on the forward currency exchange contracts. As of February 28, 2015, the fair value of the Company’s derivatives not designated as hedging instruments on a gross basis were assets of $3.1 million recorded in prepaid expenses and other, and liabilities of $0.5 million recorded in other accrued expenses. As of May 31, 2014, the fair value of the Company’s derivatives not designated as hedging instruments on a gross basis were assets of $1.1 million recorded in prepaid expenses and other, and liabilities of $1.3 million recorded in other accrued expenses.
Note 10—Accumulated Other Comprehensive Income (Loss).
Accumulated other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments and changes in pension assets. The Company generally deems its foreign investments to be essentially permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.
Accumulated other comprehensive income (loss) and the related components, net of tax, are included in the table below:

(in millions)	Unrecognized actuarial gains (losses)	Foreign currency translation adjustments	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on available-for-sale securities	Accumulated other comprehensive income (loss)
May 31, 2014	$(11.0)	$62.6	$(12.3)	$—	$39.3
OCI before reclassifications	2.9	(324.9)	(2.9)	0.1	(324.8)
Reclassifications	—	—	8.3	—	8.3
February 28, 2015	$(8.1)	$(262.3)	$(6.9)	$0.1	$(277.2)
Reclassification adjustments from OCI are included in the table below:

(in millions)	Three Months Ended February 28, 2015	Three Months Ended February 28, 2014	Nine Months Ended February 28, 2015	Nine Months Ended February 28, 2014	Location on Statement of Operations
Interest rate swaps	$5.8	$6.2	$13.1	$42.3	Interest expense

The tax effects in other comprehensive income (loss) are included in the tables below:

	Three Months Ended February 28, 2015			Three Months Ended February 28, 2014
(in millions)	Before Tax	Tax	Net of Tax	Before Tax	Tax	Net of Tax
Unrecognized actuarial gains (losses)	$1.3	$(0.3)	$1.0	$(0.6)	$0.2	$(0.4)
Foreign currency translation adjustments	(148.9)	9.5	(139.4)	2.1	(13.5)	(11.4)
Unrealized gain (loss) on interest rate swaps	(4.4)	2.9	(1.5)	(0.7)	0.4	(0.3)
Reclassifications on interest rate swaps	5.8	(2.1)	3.7	6.2	(2.5)	3.7
Unrealized gain (loss) on available-for-sale securities	—	—	—	1.4	(0.3)	1.1
Other comprehensive income (loss)	$(146.2)	$10.0	$(136.2)	$8.4	$(15.7)	$(7.3)

	Nine Months Ended February 28, 2015			Nine Months Ended February 28, 2014
(in millions)	Before Tax	Tax	Net of Tax	Before Tax	Tax	Net of Tax
Unrecognized actuarial gains (losses)	$4.0	$(1.1)	$2.9	$(0.6)	$0.2	$(0.4)
Foreign currency translation adjustments	(352.7)	27.8	(324.9)	20.3	—	20.3
Unrealized gain (loss) on interest rate swaps	(10.1)	7.2	(2.9)	(10.6)	10.8	0.2
Reclassifications on interest rate swaps	13.1	(4.8)	8.3	42.3	(16.8)	25.5
Unrealized gain (loss) on available-for-sale securities	0.1	—	0.1	4.1	(1.7)	2.4
Other comprehensive income (loss)	$(345.6)	$29.1	$(316.5)	$55.5	$(7.5)	$48.0

Note 11—Share-based Compensation and Stock Plans.
The Company expenses all share-based payments to employees and non-employee distributors, including stock options, leveraged share awards and restricted stock units (“RSUs”), based on the grant date fair value over the required award service period using the graded vesting attribution method. As the Company’s common stock is not currently traded on a national securities exchange, the fair market value of the Company’s common shares is determined by the Compensation Committee. For awards with a performance vesting condition, the Company recognizes expense when the performance condition is considered probable to occur. Share-based compensation expense recognized was $4.3 million and $5.5 million for the three months ended February 28, 2015 and 2014, respectively, and $12.7 million and $14.7 million for the nine months ended February 28, 2015 and 2014, respectively.
On March 27, 2013, the Compensation Committee of LVB approved and adopted an Amended LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan. The amendment permits certain participants in the Plan to be eligible to elect to receive a cash award with respect to their vested time-based RSUs subject to certain conditions, including the satisfaction of certain Company performance thresholds with respect to Adjusted EBITDA and unlevered free cash flow. To the extent the Company performance conditions have been satisfied for the applicable fiscal year, eligible participants will be entitled to elect to receive a cash award based on the fair market value of the Parent’s common stock on the first day of the applicable election period, payable in three installments over a two-year period, with respect to their vested time-based RSUs and such vested time-based RSU will be forfeited upon such election. Payment of the cash award is subject to the participant’s continued employment through the payment date (other than with respect to a termination by the Company without cause).

Note 12—Income Taxes.

The Company applies guidance issued by the Financial Accounting Standards Board for uncertainty in income taxes. The Company records the liability for unrecognized tax positions as a long-term liability.
The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Australia, Canada, China, France, Germany, Japan, Luxembourg, the Netherlands, Spain, the United Kingdom and the United States. In addition, certain state and foreign tax returns are under examination by various regulatory authorities. The Company is no longer subject to U.S. federal income tax examinations for the fiscal years prior to and including the year ended May 31, 2011.
The Company regularly reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements. As of February 28, 2015, the Company does not anticipate a significant change in its worldwide gross liabilities for unrecognized tax benefits within the succeeding twelve months.
The Company’s effective income tax rates were 31.9% and 14.9% for the three and nine months ended February 28, 2015, compared to 17.9% and 56.9% for the three and nine months ended February 28, 2014. Primary factors in determining the effective tax rates include the mix of various jurisdictions in which profits are projected to be earned and taxed, as well as assertions regarding the expected repatriation of earnings of the Company’s foreign operations. Fluctuations in effective tax rates between comparable periods also reflect the discrete tax benefit or expense of items in continuing operations that represent tax effects not attributable to current-year ordinary income. Discrete items, consisting primarily of the finalization of the 2014 income tax returns, changes in deferred taxes due to state and international reorganizations and release of valuation allowance on state net operating loss carryforwards, impacted the quarterly income tax provision by $3.8 million and $6.0 million, or 5.2% and 3.5%, in the three and nine months ended February 28, 2015, respectively.

Note 13—Segment Reporting.
The Company operates in one reportable segment, musculoskeletal products, which includes the designing, manufacturing and marketing of knees; hips; sports, extremities and trauma (“S.E.T.”); spine, bone healing and microfixation; dental; and cement, biologics and other products. Other products consist primarily of general instruments and operating room supplies. The Company operates in various geographies. These geographic markets are comprised of the United States, Europe and International. Major markets included in the International geographic market are Canada, Latin America and the Asia Pacific region.
Net sales by product category for the three and nine months ended February 28, 2015 and 2014 were as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Net sales by product:
Knees	$247.3	$254.2	$746.3	$743.3
Hips	160.2	162.9	483.5	480.3
S.E.T.	163.2	169.0	478.3	478.8
Spine, Bone Healing and Microfixation	117.3	115.9	364.6	322.4
Dental	60.8	64.4	182.1	188.8
Cement, Biologics and Other	52.1	56.1	164.5	165.3
Total	$800.9	$822.5	$2,419.3	$2,378.9

Net sales by geography for the three and nine months ended February 28, 2015 and 2014 were as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Net sales by geography:
United States	$514.8	$508.9	$1,522.3	$1,471.9
Europe	175.1	199.8	542.5	563.1
International(1)	111.0	113.8	354.5	343.9
Total	$800.9	$822.5	$2,419.3	$2,378.9

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.
Long-term assets by geography as of February 28, 2015, May 31, 2014 and 2013 were as follows:

(in millions)	February 28, 2015	May 31, 2014	May 31, 2013
Long-term assets(1) by geography:
United States	$422.6	$396.9	$336.8
Europe	155.0	241.4	255.7
International	124.7	77.7	72.7
Total	$702.3	$716.0	$665.2

(1)	Defined as property, plant and equipment.
Note 14—Guarantor and Non-Guarantor Financial Statements.
Each of Biomet’s existing wholly owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the senior notes on a senior unsecured basis and the senior subordinated notes on a senior subordinated unsecured basis, in each case to the extent such subsidiaries guarantee Biomet’s senior secured cash flow facilities. LVB is neither an issuer nor guarantor of the notes described in Note 7.

The following financial information presents the composition of the combined guarantor subsidiaries:
CONDENSED CONSOLIDATING BALANCE SHEETS

	February 28, 2015
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$87.1	$276.1	$—	$363.2
Accounts receivable, net	—	307.4	241.0	—	548.4
Inventories, net	—	400.2	309.9	—	710.1
Deferred income taxes	—	118.8	24.5	—	143.3
Prepaid expenses and other	—	68.1	54.3	—	122.4
Total current assets	—	981.6	905.8	—	1,887.4
Property, plant and equipment, net	—	433.2	269.1	—	702.3
Investments	—	3.6	0.6	—	4.2
Investment in subsidiaries	7,697.1	—	—	(7,697.1)	—
Intangible assets, net	—	2,546.7	554.6	—	3,101.3
Goodwill	—	3,142.9	411.7	—	3,554.6
Other assets	—	111.7	10.2	—	121.9
Total assets	$7,697.1	$7,219.7	$2,152.0	$(7,697.1)	$9,371.7
Liabilities & Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$132.8	$—	$—	$—	$132.8
Accounts payable	—	54.6	35.4	—	90.0
Accrued interest	33.0	—	—	—	33.0
Accrued wages and commissions	—	68.4	58.3	—	126.7
Other accrued expenses	—	212.5	70.3	—	282.8
Total current liabilities	165.8	335.5	164.0	—	665.3
Long-term debt	5,580.6	—	—	—	5,580.6
Deferred income taxes	—	760.2	152.9	—	913.1
Other long-term liabilities	—	176.8	85.2	—	262.0
Total liabilities	5,746.4	1,272.5	402.1	—	7,421.0
Shareholder’s equity	1,950.7	5,947.2	1,749.9	(7,697.1)	1,950.7
Total liabilities and shareholder’s equity	$7,697.1	$7,219.7	$2,152.0	$(7,697.1)	$9,371.7

	May 31, 2014
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$101.8	$145.8	$—	$247.6
Accounts receivable, net	—	284.6	292.7	—	577.3
Inventories	—	374.3	319.1	—	693.4
Deferred income taxes	—	117.9	32.0	—	149.9
Prepaid expenses and other	—	128.0	74.9	—	202.9
Total current assets	—	1,006.6	864.5	—	1,871.1
Property, plant and equipment, net	—	412.4	303.6	—	716.0
Investments	—	11.9	0.6	—	12.5
Investment in subsidiaries	7,882.9	—	—	(7,882.9)	—
Intangible assets, net	—	2,740.1	699.5	—	3,439.6
Goodwill	—	3,146.7	487.7	—	3,634.4
Other assets	—	81.5	11.5	—	93.0
Total assets	$7,882.9	$7,399.2	$2,367.4	$(7,882.9)	$9,766.6
Liabilities & Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$133.1	$—	$—	$—	$133.1
Accounts payable	—	86.9	48.4	—	135.3
Accrued interest	53.3	—	0.1	—	53.4
Accrued wages and commissions	—	90.0	78.7	—	168.7
Other accrued expenses	—	259.4	95.3	—	354.7
Total current liabilities	186.4	436.3	222.5	—	845.2
Long-term debt	5,587.3	—	—	—	5,587.3
Deferred income taxes	—	811.3	157.3	—	968.6
Other long-term liabilities	—	170.8	85.5	—	256.3
Total liabilities	5,773.7	1,418.4	465.3	—	7,657.4
Shareholder’s equity	2,109.2	5,980.8	1,902.1	(7,882.9)	2,109.2
Total liabilities and shareholder’s equity	$7,882.9	$7,399.2	$2,367.4	$(7,882.9)	$9,766.6

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended February 28, 2015
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$532.8	$268.1	$—	$800.9
Cost of sales	—	188.1	12.2	—	200.3
Gross profit	—	344.7	255.9	—	600.6
Selling, general and administrative expense	—	232.3	110.1	—	342.4
Research and development expense	—	30.5	9.2	—	39.7
Amortization	—	55.4	15.5	—	70.9
Operating income	—	26.5	121.1	—	147.6
Interest expense	77.7	—	0.6	—	78.3
Other (income) expense	—	11.7	(14.1)	—	(2.4)
Income (loss) before income taxes	(77.7)	14.8	134.6	—	71.7
Tax expense (benefit)	(29.5)	5.8	46.6	—	22.9
Equity in earnings of subsidiaries	97.0	—	—	(97.0)	—
Net income (loss)	$48.8	$9.0	$88.0	$(97.0)	$48.8
Other comprehensive income (loss)	$(136.2)	$—	$(138.4)	$138.4	$(136.2)
Total comprehensive income (loss)	$(87.4)	$9.0	$(50.4)	$41.4	$(87.4)

	Three Months Ended February 28, 2014
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$527.6	$294.9	$—	$822.5
Cost of sales	—	272.4	54.5	—	326.9
Gross profit	—	255.2	240.4	—	495.6
Selling, general and administrative expense	—	238.3	128.1	—	366.4
Research and development expense	—	31.3	11.2	—	42.5
Amortization	—	73.0	13.5	—	86.5
Operating income (loss)	—	(87.4)	87.6	—	0.2
Interest expense	80.9	0.2	—	—	81.1
Other (income) expense	(2.4)	(0.8)	2.7	—	(0.5)
Income (loss) before income taxes	(78.5)	(86.8)	84.9	—	(80.4)
Tax expense (benefit)	(29.8)	(33.1)	48.4	—	(14.5)
Equity in earnings of subsidiaries	(17.2)	—	—	17.2	—
Net income (loss)	$(65.9)	$(53.7)	$36.5	$17.2	$(65.9)
Other comprehensive income (loss)	$3.4	$—	$(10.7)	$—	$(7.3)
Total comprehensive income (loss)	$(62.5)	$(53.7)	$25.8	$17.2	$(73.2)

	Nine Months Ended February 28, 2015
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$1,574.1	$845.2	$—	$2,419.3
Cost of sales	—	552.8	47.2	—	600.0
Gross profit	—	1,021.3	798.0	—	1,819.3
Selling, general and administrative expense	—	702.0	369.8	—	1,071.8
Research and development expense	—	93.9	31.5	—	125.4
Amortization	—	171.5	50.9	—	222.4
Operating income	—	53.9	345.8	—	399.7
Interest expense	236.3	—	0.6	—	236.9
Other (income) expense	—	22.8	(31.5)	—	(8.7)
Income (loss) before income taxes	(236.3)	31.1	376.7	—	171.5
Tax expense (benefit)	(89.8)	11.9	103.5	—	25.6
Equity in earnings of subsidiaries	292.4	—	—	(292.4)	—
Net income (loss)	$145.9	$19.2	$273.2	$(292.4)	$145.9
Other comprehensive income (loss)	$(316.5)	$0.1	$(322.0)	$321.9	$(316.5)
Total comprehensive income (loss)	$(170.6)	$19.3	$(48.8)	$29.5	$(170.6)

	Nine Months Ended February 28, 2014
(in millions)	Biomet, Inc.	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$1,519.6	$859.3	$—	$2,378.9
Cost of sales	—	671.4	118.6	—	790.0
Gross profit	—	848.2	740.7	—	1,588.9
Selling, general and administrative expense	—	645.0	375.1	—	1,020.1
Research and development expense	—	89.5	31.9	—	121.4
Amortization	—	196.1	41.1	—	237.2
Operating income (loss)	—	(82.4)	292.6	—	210.2
Interest expense	274.0	0.2	0.2	—	274.4
Other (income) expense	2.4	(4.3)	7.3	—	5.4
Income (loss) before income taxes	(276.4)	(78.3)	285.1	—	(69.6)
Tax expense (benefit)	(105.0)	(29.8)	95.1	—	(39.7)
Equity in earnings of subsidiaries	141.5	—	—	(141.5)	—
Net income (loss)	$(29.9)	$(48.5)	$190.0	$(141.5)	$(29.9)
Other comprehensive income (loss)	$25.7	$—	$22.3	$—	$48.0
Total comprehensive income (loss)	$(4.2)	$(48.5)	$212.3	$(141.5)	$18.1

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

	Nine Months Ended February 28, 2015
(in millions)	Biomet, Inc.	Guarantor	Non-Guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$3.3	$79.9	$238.4	$—	$321.6
Capital expenditures	—	(105.4)	(73.9)	—	(179.3)
Other	—	9.5	(1.3)	—	8.2
Cash flows provided by (used in) investing activities	—	(95.9)	(75.2)	—	(171.1)
Proceeds under revolvers	205.0	—	—	—	205.0
Retirement of term loans	(180.0)	—	—	—	(180.0)
Other	(28.3)	1.3	—	—	(27.0)
Cash flows provided by (used in) financing activities	(3.3)	1.3	—	—	(2.0)
Effect of exchange rate changes on cash	—	—	(32.9)	—	(32.9)
Increase (decrease) in cash and cash equivalents	—	(14.7)	130.3	—	115.6
Cash and cash equivalents, beginning of period	—	101.8	145.8	—	247.6
Cash and cash equivalents, end of period	$—	$87.1	$276.1	$—	$363.2

	Nine Months Ended February 28, 2014
(in millions)	Biomet, Inc.	Guarantor	Non-Guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$159.2	$236.6	$(70.2)	$—	$325.6
Capital expenditures	—	(91.7)	(67.1)	—	(158.8)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	—	(148.8)	—	—	(148.8)
Other	—	(1.4)	0.1	—	(1.3)
Cash flows provided by (used in) investing activities	—	(241.9)	(67.0)	—	(308.9)
Proceeds under revolvers	155.0	—	4.3	—	159.3
Payments under revolver	(55.0)	—	(8.0)	—	(63.0)
Proceeds from senior notes due 2020 and term loans	870.5	—	—	—	870.5
Retirement of term loans	(1,091.6)	—	—	—	(1,091.6)
Other	(38.1)	0.6	(2.3)	—	(39.8)
Cash flows provided by (used in) financing activities	(159.2)	0.6	(6.0)	—	(164.6)
Effect of exchange rate changes on cash	—	—	4.7	—	4.7
Decrease in cash and cash equivalents	—	(4.7)	(138.5)	—	(143.2)
Cash and cash equivalents, beginning of period	—	35.3	320.3	—	355.6
Cash and cash equivalents, end of period	$—	$30.6	$181.8	$—	$212.4

Note 15—Restructuring.
The Company recorded $1.4 million and $6.6 million in short-term restructuring costs during the three months ended February 28, 2015 and 2014, respectively, and $6.4 million and $18.8 million during the nine months ended February 28, 2015 and 2014, respectively. During fiscal year 2014 the expense is employee severance costs, with fiscal year 2015 including both employee severance costs and plant closure costs. The expense resulted primarily from the planned closures of the Swindon, United Kingdom manufacturing facility and the Le Locle, Switzerland manufacturing facility. These restructuring charges were recorded within cost of sales, selling, general and administrative expense, and research and development expense and other accrued expenses.

A summary of the severance and benefit costs in the periods presented is as follows:

(in millions)	Restructuring Costs
Restructuring Accrual:
Balance at May 31, 2014	$42.5
Costs incurred and charged to expense	1.8
Costs paid or otherwise settled	(21.0)
Non-cash adjustments(1)	(0.2)
Balance at August 31, 2014	23.1
Costs incurred and charged to expense	3.2
Costs paid or otherwise settled	(2.5)
Non-cash adjustments(1)	—
Balance at November 30, 2014	23.8
Costs incurred and charged to expense	1.4
Costs paid or otherwise settled	(2.4)
Non-cash adjustments(1)	(0.4)
Balance at February 28, 2015	$22.4

(1)	Primarily related to foreign currency fluctuations.

(in millions)	Restructuring Costs
Restructuring Accrual:
Balance at May 31, 2013	$8.9
Costs incurred and charged to expense	6.3
Costs paid or otherwise settled	(5.3)
Non-cash adjustments(1)	0.7
Balance at August 31, 2013	10.6
Costs incurred and charged to expense	5.9
Costs paid or otherwise settled	(3.9)
Non-cash adjustments(1)	0.8
Balance at November 30, 2013	13.4
Costs incurred and charged to expense	6.6
Costs paid or otherwise settled	(2.1)
Non-cash adjustments(1)	0.8
Balance at February 28, 2014	$18.7

(1)	Primarily related to foreign currency fluctuations.

Note 16—Contingencies.
The Company is involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate the Company’s future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. The Company’s accrual for contingencies, except for claims associated with metal-on-metal hip products, was $30.3 million and $39.1 million at February 28, 2015 and May 31, 2014, respectively, and primarily relate to certain product liability claims described below.
Other than the claims associated with metal-on-metal hips and certain product liability claims, for which the estimated loss is included in the accrual amounts disclosed within this footnote, the relatively early stages of the other governmental investigations and other claims described below, and the complexities involved in these matters, the Company is unable to estimate a possible loss or range of possible loss for such matters until the Company knows, among other factors, (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.
U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, Biomet received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. The Company has produced responsive documents and is fully cooperating with the request of the U.S. Attorney’s Office. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.
In February 2010, Biomet received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and the Company’s Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’s spinal products. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.
In April 2009, Biomet received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to the Company’s EBI subsidiary’s non-invasive bone growth stimulators. It is the Company’s understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. The Company received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012, along with several informal requests for information. Biomet has produced responsive documents and is fully cooperating in the investigation. Biomet entered into a civil settlement agreement with the federal government on June 27, 2014 that resolved this matter.

In April 2009, the Company became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the U.S. District Court for the District of Massachusetts, where it is currently pending. Biomet, Parent, and several of the Company’s competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. The Company is vigorously defending this matter and intends to continue to do so. The Company can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.
U.S. Department of Justice Civil Division Investigation
In September 2010, Biomet received a Civil Investigative Demand (“CID”) issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that the Company provide documents and testimony related to allegations that Biomet, OtisMed Corporation and Stryker Corp. have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee (a trademark of OtisMed Corporation) knee replacement system.

On December 8, 2014, the United States District Court for the District of New Jersey issued its Notice of Election to Decline to Intervene against Biomet and Biomet Orthopedics, LLC in U.S. v. Otismed Corp. The Notice indicates that the United States and the relator intend to file a Joint Stipulation of Dismissal as to the Biomet entities and the United States intends to dismiss these defendants without prejudice while the relator intends to dismiss the entities with prejudice. On December 19, 2014, the United States and the relator filed a Joint Stipulation of Dismissal as to the Biomet entities without prejudice as to the United States, and with prejudice as to the relator.  The case was formally closed by the court on January 9, 2015.

U.S. Securities and Exchange Commission Investigation
On September 25, 2007, the Company received a letter from the SEC informing the Company that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom the Company regularly interacts, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, the Company received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.
On March 26, 2012, the Company resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, referred to as a “DPA” in this consent solicitation statement/prospectus, with the DOJ and a Consent to Final Judgment, referred to as the “Consent” in this consent solicitation statement/prospectus, with the SEC. Pursuant to the DPA, the DOJ agreed to defer prosecution of the Company in connection with this matter, provided that the Company satisfies its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. The DOJ further agreed to not continue its prosecution and to seek to dismiss its indictment should Biomet satisfy its obligations under the agreement over the term of the DPA.
In addition, pursuant to the terms of the DPA, an independent external compliance monitor was appointed to review the Company’s compliance with the DPA, particularly in relation to the Company’s international sales practices, for at least the first 18 months of the term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with the Company’s global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of the Company’s compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to the Company’s compliance program. The monitor recently identified that certain of the Company’s compliance enhancements have been implemented too recently to be satisfactorily tested, and the Company continues to work with the monitor to allow for such transactional testing. The Consent the Company entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of the Company’s employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters. On March 13, 2015, the DOJ informed Biomet that the DPA and the independent compliance monitor’s appointment have been extended for an additional year. On April 2, 2015, at the request of the staff of the SEC, Biomet consented to an amendment to the Final Judgment to extend the term of the compliance monitor’s appointment for one year from the date of entry of the Amended Final Judgment, which is subject to approval of the SEC and United States District Court for the District of Columbia.
The Company agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect Biomet’s full cooperation throughout the investigation. The Company further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.
In October 2013, the Company became aware of certain alleged improprieties regarding its operations in Brazil and Mexico. The Company retained counsel and other experts to investigate both matters. Based on the results of its ongoing investigations, the Company has terminated, suspended or otherwise disciplined certain of the employees and executives involved in these matters, and has taken certain other remedial measures. Additionally, pursuant to the terms of the DPA, in April 2014, May 2014, July 2014, October 2014, and again in November 2014, the Company discussed matters raised by the investigations with the independent compliance monitor, DOJ and SEC.
On July 2, 2014, the SEC issued a subpoena to the Company requiring that the Company produce certain documents relating to such matters. Moreover, pursuant to the DPA, the DOJ has sole discretion to determine whether conduct by the Company constitutes a violation or breach of the DPA. If the DOJ determines that the conduct underlying these investigations constitutes a violation or breach of the DPA, the DOJ could, among other things, extend or revoke the DPA or prosecute the Company and/or the involved employees and executives. The Company continues to cooperate with the SEC and DOJ and expects that discussions with the SEC and the DOJ will continue.
From time to time, the Company is, and may continue to be, the subject of additional investigations. If, as a result of the investigations described above or any additional investigations, the Company is found to have violated one or more applicable laws, the Company’s business, financial condition, results of operations and cash flows could be materially adversely affected. If some of the Company’s existing business practices are challenged as unlawful, the Company may have to modify those practices, which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.
Product Liability
The Company has received claims for personal injury associated with its metal-on-metal hip products. The Company’s accrual for contingencies for claims associated with metal-on-metal hip products at February 28, 2015 and May 31, 2014 is $67.5 million and $123.5 million, respectively. The pre-trial management of certain of these claims has been consolidated in a multi-district proceeding in a federal court in South Bend, Indiana. Certain other claims are pending in various state courts. The Company believes it has data that supports the efficacy and safety of its metal-on-metal hip products, and the Company intends to vigorously defend itself in these matters. The Company currently accounts for these claims in accordance with its standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in the Company’s accrual for contingencies could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Company’s operating results in the future. The Company has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Company’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.
As of February 28, 2015, the Company is a defendant in 1,878 product liability lawsuits relating to metal-on-metal hip implants. The majority of these cases involve the M2a-Magnum hip system. The cases are venued in various state and federal courts. 1,783 of the cases are currently consolidated in one federal multi-district proceeding in the U.S. District Court for the Northern District of Indiana and 95 cases are pending in different state courts. The Company has seen a decrease in the number of claims filed since the last date to participate in the settlement reached in the multi-district litigation involving the Company’s metal-on-metal hip systems expired in April 2014. To date, more than 598 metal-on-metal cases against the Company have been dismissed without prejudice. Additionally, there are 44 lawsuits and 88 claims related to the Company’s metal-on-metal hip systems pending in Europe.
On February 3, 2014, the Company announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2a Magnum Hip Implant Product Liability Litigation. Lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. The Company continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. The settlement does not affect certain other claims relating to the Company’s metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future.
The Company paid $50.0 million, $25.0 million and $7.5 million on September 26, 2014, December 19, 2014 and February 26, 2015, respectively, into a court ordered escrow account to fund certain payments of settlements set forth in the Settlement Agreement. The first of these payments exhausted the remainder of the self insured retention in the Company’s insurance program, which is $50.0 million. The Company is pursuing insurance claims for reimbursement for the amount in excess of the self insured retention. The Company maintains $100.0 million of third-party insurance coverage. The Company’s insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Company’s insurance carriers have reserved all rights under their respective policies. The Company continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. The Company continues to cooperate with its insurers’ requests in order to secure coverage for these claims. The Company has received a commitment from certain of its insurers to reimburse up to $88.4 million of expenses and settlement costs related to the metal-on-metal hip claims. During the three months ended February 28, 2015, the Company has received approximately $17.5 million in reimbursement from certain of its insurance carriers related to the metal-on-metal hip claims. The Company would be responsible for any amounts that its insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of the Company’s third-party insurance coverage. As of February 28, 2015, a receivable of $44.1 million has been recorded. The Company is currently assessing any potential receivables to be recorded for additional recoveries from the insurance carriers.

Future revisions in the Company’s estimates of these provisions could materially impact its results of operations and financial position. The Company uses the best information available to determine the level of accrued product liabilities, and the Company believes its accruals are adequate.

Intellectual Property Litigation

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013, the Company filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue, and Acacia Research Group LLC entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013, the May 3, 2013 case filed in the Eastern District of Texas was dismissed. On March 31, 2014, the Company entered into a Settlement and License Agreement with Bonutti Skeletal Innovations LLC settling all claims related to U.S. Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment, and on June 25, 2014, the U.S. District Court for the Northern District of Indiana issued an order dismissing the claims related to these patents with prejudice. The U.S. District Court for the Northern District of Indiana held a Markman hearing on September 24, 2014.  The Court has not yet ruled on the arguments presented.  The Company is vigorously defending this matter and believes that its defenses against infringement for the patents remaining in the suit are valid and meritorious. The Company can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

In December 2008, Heraeus Kulzer GmbH (“Heraeus”), initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries of Biomet, alleging that Biomet and Biomet Europe BV misappropriated Heraeus trade secrets when developing Biomet Europe’s Refobacin and Biomet Bone Cement line of cements, which are referred to as European Cements. The lawsuit sought to preclude the defendants from producing, marketing and offering for sale their current line of European Cements and to compensate Heraeus for any damages incurred (alleged to be in excess of €30.0 million). On December 20, 2012, the trial court dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH was the only Biomet entity remaining as a defendant.
Following an appeal by Heraeus (which, in the meantime, has assigned its claim to its affiliate Heraeus Medical GmbH—Heraeus and Heraeus Medical GmbH collectively referred to as “Heraeus” hereafter), on June 5, 2014, the German appeals court (i) enjoined Biomet, Biomet Europe BV and Biomet Deutschland GmbH from manufacturing, selling or offering the European Cements to the extent they contain certain raw materials in particular specifications; (ii) held the defendants jointly and severally liable to Heraeus for any damages from the sale of European Cements since 2005 and (iii) ruled that no further review may be sought. Damages have not been determined. The judgment is not final and the defendants are seeking review (including review of the appeals court ruling that no further review may be sought) from Germany’s Supreme Court. No prediction can be made as to the likelihood of review being granted by Germany’s Supreme Court.

During the pendency of a stay based on a bank guaranty the defendants issued in favor of Heraeus, the defendants were entitled to continue the manufacture, marketing, sale and offering of European Cements in their current composition. Heraeus has since offered counter security and has executed the judgment effective as of August 22, 2014.  As a result, Biomet Europe BV and Biomet Deutschland GmbH are enjoined from the manufacture, marketing, sale and offering of European Cements in Germany. While Heraeus has indicated that it intends to take the position that the judgment would prohibit the manufacture, marketing, sale and offering of European Cements outside of Germany as well and is attempting to enforce the judgment in the Netherlands, Biomet, Biomet Europe BV and Biomet Deutschland GmbH are vigorously contesting the attempt to enforce the judgment in the Netherlands and will vigorously contest any other attempts to extend the effect of the judgment beyond Germany. Biomet, Biomet Europe BV and Biomet Deutschland thus filed a declaratory action in Germany on August 3, 2014 to have the court determine the reach of the appeals court decision.  On September 11, 2014 Heraeus filed a motion with the competent court in Germany to have a penalty imposed on Biomet Deutschland and Biomet Europe BV based on alleged inadequacies in providing sales documentation and continued sales of the European cements outside of Germany. In addition, Heraeus initiated preliminary injunction proceedings against Biomet Europe BV in the Netherlands and asked the Dutch court to enforce the German judgment in the Netherlands by imposing additional fines on Biomet Europe BV for the continued sales in the Netherlands. On February 11, 2015, the trial court in Rotterdam rejected Heraeus’ demand to enforce the German judgment in the Netherlands for lack of jurisdiction. Heraeus has appealed this decision.

In February 2015, Heraeus also served Biomet, Inc. and Biomet Deutschland GmbH with a new law suit, filed in Germany and alleging that Biomet used Heraeus trade secrets that the German appeals court found in June 2014 had been misappropriated by Biomet in the development and production of Biomet’s line of Cobalt cements.
On September 8, 2014, Heraeus Medical GmbH (“Heraeus Medical”) filed a complaint against a Biomet supplier, Esschem, Inc. (“Esschem”) in the United States District Court for the Eastern District of Pennsylvania. The lawsuit contains allegations that focus on two copolymer compounds that Esschem sells to Biomet which, in turn, incorporates the subject copolymers into certain bone cement products that compete with Heraeus’ bone cement products.  The complaint alleges that Biomet helped Esschem to develop these copolymers, using Heraeus trade secrets that Biomet allegedly misappropriated. The complaint asserts a claim under the Pennsylvania Trade Secrets Act, as well as other various common law tort claims-all based upon the same trade secret misappropriation theory. Heraeus is seeking to enjoin Esschem from supplying the copolymers to any third party and actual damages in an unspecified amount. The complaint also seeks punitive damages, costs, and attorneys’ fees. If Esschem is enjoined, Biomet may not be able to obtain the copolymers from another supplier and as a result may not be able to continue to manufacture the subject bone cement products. Although Heraeus has not named Biomet as a party to this lawsuit, Biomet has agreed, at Esschem’s request and subject to certain limitations, to indemnify Esschem for any liability, damages and legal costs related to this matter. On September 29, 2014, the Court held a hearing on Heraeus’s Motion for a Temporary Restraining Order. On November 3, 2014, the Court entered an order denying Heraeus’s Motion for a Temporary Restraining Order. In February 2015, Heraeus initiated additional proceedings against Biomet Deutschland GmbH in Germany asking for a court order primarily intended to stop Biomet Deutschland from marketing the Hi-Fatigue line of bone cements (which Biomet Deutschland started to sell in Germany after the decision of the German appeals court had been enforced by Heraeus to customers which Biomet had formerly supplied with European Cements) for a period of two years. Heraeus argues that Biomet Deutschland must refrain from using customer relationships which they allege were built on the distribution of the European Cements and thus on the alleged misappropriation of Heraeus’ trade secrets.

No assurance can be made as to the time or resources that will be needed to devote to this litigation or its final outcome.
Other Matters
There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for losses that are deemed to be probable and subject to reasonable estimate.
Based on the advice of the Company’s counsel in these matters, the Company believes that it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to the Company’s financial position, results of operations or cash flows.
Note 17—Related Parties.
Transactions with the Principal Stockholders
On December 18, 2006, Biomet, Inc. entered into an Agreement and Plan of Merger with LVB Acquisition, LLC, a Delaware limited liability company , which was subsequently converted to a corporation, LVB Acquisition, Inc., and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of Parent (“Purchaser”), which agreement was amended and restated as of June 7, 2007 and which we refer to as the “2007 Merger Agreement.” Pursuant to the 2007 Merger Agreement, on June 13, 2007, Purchaser commenced a cash tender offer (the “Offer”) to purchase all of Biomet, Inc.’s outstanding common shares, without par value (the “Shares”) at a price of $46.00 per Share (the “Offer Price”) without interest and less any required withholding taxes. The Offer was made pursuant to Purchaser’s offer to purchase dated June 13, 2007 and the related letter of transmittal, each of which was filed with the SEC on June 13, 2007. In connection with the Offer, Purchaser entered into a credit agreement dated as of July 11, 2007 for a $6,165.0 million senior secured term loan facility (the “Tender Facility”), maturing on June 6, 2008, and pursuant to which it borrowed approximately $4,181.0 million to finance a portion of the Offer and pay related fees and expenses. The Offer expired at midnight, New York City time, on July 11, 2007, with approximately 82% of the outstanding Shares having been tendered to Purchaser. At Biomet, Inc.’s special meeting of shareholders held on September 5, 2007, more than 91% of Biomet, Inc.’s shareholders voted to approve the proposed merger, and Parent acquired Biomet, Inc. on September 25, 2007 through a reverse subsidiary merger with Biomet, Inc. being the surviving company (the “2007 Merger”). Subsequent to the acquisition, Biomet, Inc. became a subsidiary of Parent. Approximately 97% of the outstanding shares of Parent common stock are owned by LVB Acquisition Holding, LLC, or “Holding”, an entity controlled collectively by a consortium of private equity funds affiliated with The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each a “Principal Stockholder” and collectively, the “Principal Stockholders”), and certain investors who agreed to co-invest with the Principal Stockholders, or (the “Co-Investors”). These transactions, including the 2007 Merger and the Company’s payment of any fees and expenses related to these transactions, are referred to collectively as the “2007 Acquisition.”
Management Services Agreement
Upon completion of the 2007 Acquisition, Biomet entered into a management services agreement with certain affiliates of the Principal Stockholders, pursuant to which such affiliates of the Principal Stockholders or their successors assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to the Company. Pursuant to such agreement, the Managers received a transaction fee equal to 1% of total enterprise value of the 2007 Acquisition for the services rendered by such entities related to the 2007 Acquisition upon entering into the agreement, and the Principal Stockholders receive an annual monitoring fee equal to 1% of the Company’s annual Adjusted EBITDA (as defined in the credit agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement and the 2007 Acquisition. The Company is required to pay the Principal Stockholders the monitoring fee on a quarterly basis in arrears. The total amount of Principal Stockholder fees was $3.0 million and $2.8 million for the three months ended February 28, 2015 and 2014, respectively, and $8.7 million and $8.2 million for the nine months ended February 28, 2015 and 2014, respectively. The management services agreement includes customary exculpation and indemnification provisions in favor of the Managers and their affiliates. The Company is also required by the management services agreement to pay certain subsequent fees for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving the Company. Upon completion of the Zimmer Merger, which represents a change in control, the Company expects to pay a one-time fee to affiliates of its Principal Stockholders in the amount of $88.0 million.

Amended and Restated Limited Liability Company Operating Agreement of LVB Holding
On September 27, 2007, certain investment funds associated with or designated by the Principal Stockholders, or the Principal Stockholder Funds, entered into an amended and restated limited liability company operating agreement, or the “LLC Agreement,” in respect of LVB Holding. The LLC Agreement contains agreements among the parties with respect to the election of the Company’s directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the Company and other corporate governance provisions (including the right to approve various corporate actions).
Pursuant to the LLC Agreement, each of the Principal Stockholders has the right to nominate, and has nominated, two directors to Biomet’s and LVB’s Board of Directors and also is entitled to appoint one non-voting observer to Biomet’s and LVB’s Board of Directors for so long as such Principal Stockholder remains a member of LVB Holding. In addition to their right to appoint non-voting observers to Biomet’s and LVB’s Board of Directors, certain of the Principal Stockholder Funds have certain other management rights to the extent that any such Principal Stockholder Fund is required to operate as a “venture capital operating company” as defined in the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations. Each Principal Stockholder’s right to nominate directors is freely assignable to funds affiliated with such Principal Stockholder, and is assignable to non-affiliates of such Principal Stockholder only if the assigning Principal Stockholder transfers its entire interest in LVB Holding not previously transferred and only with the prior written consent of the Principal Stockholders holding at least 70% of the membership interests in LVB Holding, or “requisite Principal Stockholder consent”. In addition to their rights under the LLC Agreement, the Principal Stockholders may also appoint one or more persons unaffiliated with any of the Principal Stockholders to the Board of Directors. As provided under the LLC Agreement, Jeffrey R. Binder, the CEO of Biomet serves on Biomet’s and LVB’s Board of Directors.
Pursuant to the LLC Agreement, each director has one vote for purposes of any Board of Directors action, and all decisions of the Board of Directors require the approval of a majority of the directors designated by the Principal Stockholders. In addition, the LLC Agreement provides that certain major decisions regarding the Company or its parent companies require the requisite Principal Stockholder consent.
The LLC Agreement includes certain customary agreements with respect to restrictions on the issuance or transfer of interests in Biomet and LVB, including preemptive rights, tag-along rights and drag-along rights.
The Co-Investors have also been admitted as members of LVB Holding, both directly and through Principal Stockholder-controlled investment vehicles. Although the Co-Investors are therefore parties to the LLC Agreement, they have no rights with respect to the election of Biomet’s or LVB’s directors or the approval of its corporate actions.
The Principal Stockholders have also caused LVB Holding and Parent to enter into an agreement with the Company obligating the Company and Parent to take all actions necessary to give effect to the corporate governance, preemptive rights, transfer restriction and certain other provisions of the LLC Agreement, and prohibiting the Company and Parent from taking any actions that would be inconsistent with such provisions of the LLC Agreement.
Registration Rights Agreement
The Principal Stockholder Funds and the Co-Investors also entered into a registration rights agreement with Holding, LVB and Biomet upon the closing of the 2007 Acquisition. Pursuant to this agreement, the Principal Stockholder Funds have the power to cause Holding, LVB and Biomet to register their, the Co-Investors’ and certain other persons’ equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles the Principal Stockholder Funds and the Co-Investors to participate in any future registration of equity interests under the Securities Act that LVB Holding, LVB or Biomet may undertake. Certain trusts associated with Dr. Dane A. Miller, PhD. are also parties to the registration rights agreement and benefit from its provisions.
On August 8, 2012 and October 2, 2012, Goldman, Sachs & Co. and the other initial purchasers of the new senior notes and new senior subordinated notes entered into registration rights agreements with Biomet. Pursuant to these agreements, Biomet is obligated, for the sole benefit of Goldman, Sachs & Co. in connection with its market-making activities with respect to the new senior notes and new senior subordinated notes, to file a registration statement under the Securities Act in a form approved by Goldman, Sachs & Co. and to keep such registration statement continually effective for so long as Goldman, Sachs & Co. may be required to deliver a prospectus in connection with transactions in senior and senior subordinated notes due 2020 and to supplement or make amendments to such registration statement as when required by the rules and regulations applicable to such registration statement.

Management Stockholders’ Agreements
On September 13, 2007 and November 6, 2007, LVB Holding, LVB and the Principal Stockholder Funds entered into stockholders agreements with certain of the Company’s senior executives and other management stockholders. Pursuant to the terms of the LVB Acquisition, Inc. Management Equity Incentive Plan, LVB Acquisition, Inc. Restricted Stock Unit Plan and LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, participants who exercise their vested options or settle their vested restricted stock units are required to become parties to the agreement dated November 6, 2007. The stockholder agreements contain agreements among the parties with respect to restrictions on the transfer and issuance of shares, including preemptive, drag-along, tag-along, and call/put rights.

Agreements with Dr. Dane A. Miller, Ph.D.
On January 14, 2010, Biomet entered into a consulting agreement with Dr. Dane A. Miller Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with the Company and soliciting employees of the Company during the term of the agreement and for a period of one year following such term. On September 6, 2011, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to extend the term of the agreement through the earlier of September 1, 2014, an initial public offering or a change of control. On April 22, 2014, Biomet entered into a third amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to pay him, upon a termination of his consulting agreement, consulting fees owed to date and a termination fee of $2 million upon the earlier of a change in control or an initial public offering, provided such event occurs prior to January 1, 2016. The consulting agreement was terminated due to Dr. Miller’s passing on February 10, 2015. Dr. Miller received payments under the consulting agreement of $0.1 million and $0.2 million during the three and nine months ended February 28, 2015, respectively, $0.3 million and $0.4 million during the three and nine months ended February 28, 2014, respectively.
In addition, on April 25, 2008, LVB Holding, LVB and two trusts associated with Dr. Miller, the Dane Miller Trust and the Mary Louise Miller Trust, entered into a stockholders agreement. Certain additional trusts associated with Dr. Miller have since become party to that stockholders agreement. The stockholder agreement contains agreements among the parties with respect to restriction on transfer of shares, including rights of first offer, drag-along and tag-along rights.
Indemnification Priority Agreement
On January 11, 2010, Biomet and LVB entered into an indemnification priority agreement with the Principal Stockholders (or certain affiliates designated by the Principal Stockholders) pursuant to which Biomet and LVB clarified certain matters regarding the existing indemnification and advancement of expenses rights provided by Biomet and LVB pursuant to their respective charters and the management services agreement described above. In particular, pursuant to the terms of the indemnification agreement, Biomet acknowledged that as among Biomet, LVB and the Principal Stockholders and their respective affiliates, the obligation to indemnify or advance expenses to any director appointed by any of the Principal Stockholders will be payable in the following priority: Biomet will be the primary source of indemnification and advancement; LVB will be the secondary source of indemnification and advancement; and any obligation of a Principal Stockholder-affiliated indemnitor to indemnify or advance expenses to such director will be tertiary to Biomet’s and, then, LVB obligations. In the event that either Biomet or LVB fails to indemnify or advance expenses to any such director in contravention of its obligations, and any Principal Stockholder-affiliated indemnitor makes any indemnification payment or advancement of expenses to such director on account of such unpaid liability, such Principal Stockholder-affiliated indemnitor will be subrogated to the rights of such director under any such Biomet or LVB indemnification agreement.
Equity Healthcare
Effective January 1, 2009, Biomet entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.
In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to the Company, the Company pays Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of February 28, 2015, the Company had approximately 3,200 employees enrolled in its health benefit plans in the United States.
Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by the Company; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to the Company at no cost or reduced cost.
Equity Healthcare is an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.
There was a payment of $0.1 million for the nine months ended February 28, 2014, respectively, with no payments made during the three or nine months ended February 28, 2015 or the three months ended February 28, 2014.
Core Trust Purchasing Group Participation Agreement
Effective May 1, 2007, Biomet entered into a 5-year participation agreement (“Participation Agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as the Company’s exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. Effective June 1, 2012, Biomet entered into an amendment to extend the term of the Participation Agreement with CPG. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, the Company must purchase 80% of the requirements of its participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including the Company), CPG receives a commission from the vendors in respect of such purchases. The total amount of fees paid to CPG were $0.1 million for the three months ended February 28, 2015 and $0.2 million and $0.5 million for the nine months ended February 28, 2015 and 2014, respectively, with no payments during the three months ended February 28, 2014.
Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating Biomet’s participation in CPG and monitoring the services CPG provides to the Company, CPG remits a portion of the commissions received from vendors in respect of the Company’s purchases under the Participation Agreement to an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

Other
Biomet currently holds interest rate swaps with Goldman Sachs. As part of this relationship, the Company receives information from Goldman Sachs that allows it to perform effectiveness testing on a monthly basis.
Biomet may from time to time, depending upon market conditions, seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means. Biomet understands that its indirect controlling stockholders may from time to time also seek to purchase debt securities issued by the Company or its subsidiaries in open market or privately negotiated transactions or by other means.
Capital Contributions and Share Repurchases
At the direction of LVB, Biomet may fund the repurchase of common shares of its parent company, from former employees pursuant to the LVB Acquisition, Inc. management Stockholders’ Agreement. There were no repurchases during the three or nine months ended February 28, 2015 and 2014. There were no additional contributions for the three or nine months ended February 28, 2015 and 2014.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
We design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Our corporate headquarters are located in Warsaw, Indiana and we have manufacturing and/or office facilities in more than 50 locations worldwide and distribute products in approximately 90 countries.
Executive Overview
Our consolidated net sales decreased 2.6% for the three months ended February 28, 2015 to $800.9 million, compared to $822.5 million for the three months ended February 28, 2014. The effect of foreign currency fluctuations negatively impacted reported net sales for the three months ended February 28, 2015 by $33.2 million, with Europe reported net sales negatively impacted by $23.2 million, and International reported net sales negatively impacted by $10.0 million. Excluding the impact of currency, net sales grew at a rate of 1.4% for the three months ended February 28, 2015.

Opportunities and Challenges
We believe that growth opportunities exist in the global orthopedics and dental market as a result of favorable demographics in major markets and underserved needs for musculoskeletal care in certain underpenetrated regions, including both developed and emerging markets. As the baby boomer population ages and life expectancy increases, the elderly will represent a higher percentage of the overall population. Many conditions that require orthopedic surgery affect people in middle age or later in life, which is expected to drive growth in procedural volumes. According to U.S. Census Bureau “2014 National Population Projections”, by 2030 one in five Americans is projected to be 65 and older. The U.S. population aged 65 and over will grow to 47.8 million and 14.8% of the population in 2015 to 74.1 million and 20.6% of the population in 2030. We also believe there are considerable opportunities for global expansion as healthcare spending increases in international markets, which we estimate accounted for more than 40% of the global orthopedic market in 2014. We plan to strengthen our position in under-penetrated regions, and we believe significant orthopedic opportunities exist, as many people will have a need for musculoskeletal care throughout their lives.
Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges which are unusual or non-recurring. Certain macroeconomic events, such as the continuing adverse conditions in the global economy, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us.
In the United States, health and dental providers that purchase our products (e.g., hospitals, physicians, dentists and other health care providers) generally rely on payments from third-party payors (principally federal Medicare, state Medicaid and private health insurance plans) to cover all or a portion of the cost of our musculoskeletal products. In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Health Care Act (P.L. 111-148) and the Health Care and Education Reconciliation Act (P.L. 111-152). Among other initiatives, these laws impose a 2.3% excise tax on domestic sales of medical devices after December 31, 2012. Various healthcare reform proposals have also emerged at the state level. Other than the excise tax, which affected our results of operations and cash flows from December 31, 2012, we cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what the ultimate effect of federal health care reform or any future legislation or regulation will have on us. However, an expansion of government’s role in the U.S. healthcare industry may lower reimbursements for procedures that involve our products, reduce medical procedure volumes and adversely affect our business, results of operations and cash flows, possibly materially.
Outside the United States, reimbursement systems vary significantly from country to country. If adequate levels of reimbursement from third-party payors outside the United States are not obtained, international sales of our products may decline. Many foreign markets, including Canada and some European and Asian countries, have decreased reimbursement rates in recent years. Our ability to continue to sell certain products profitably in these markets may diminish if government-managed healthcare systems continue to reduce reimbursement rates, which can decrease pricing and procedural volume.
We have experienced modest sales force attrition due to the pendency of the Zimmer Merger.
Seasonality
Our business is somewhat seasonal in nature as many of our products are used in elective procedures, which typically decline during the summer months, particularly in European countries.
Products
We offer one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:
Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components.
Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, we primarily manufacture and market a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, used primarily for upper and lower extremities, including the foot and ankle.
Spine, Bone Healing and Microfixation Products. Our spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation devices for spinal applications and osteobiologics (including allograft services). Our bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. Our microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures.
Dental Reconstructive Products. Our dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges.
Cement, Biologics and Other Products. We manufacture and distribute numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products.
Constant Currency Reconciliation
Because we sell our products in many different countries in local currency, our net sales are affected by fluctuations in those currencies against the U.S. dollar during each period. We calculate the constant currency change by taking the current period local currency sales multiplied by the prior year currency rate for the corresponding period for a given country. The translated results are then used to determine period-over-period percentage increases or decreases that exclude the effect of changes in foreign currency exchange rates. The tables below set forth the currency impact of our net sales for the periods indicated.

For the Three Months Ended February 28, 2015 Compared to the Three Months Ended February 28, 2014

	Three Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact	Three Months Ended February 28, 2015 Net Sales Growth in Local Currencies
Knees	(2.8)%	4.2%	1.4%
Hips	(1.7)%	5.3%	3.6%
Sports, Extremities, Trauma (S.E.T.)	(3.4)%	3.4%	—%
Spine, Bone Healing & Microfixation	1.2%	1.5%	2.7%
Dental	(5.7)%	4.6%	(1.1)%
Cement, Biologics & Other	(6.7)%	6.3%	(0.4)%
Net Sales	(2.6)%	4.0%	1.4%

	Three Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact	Three Months Ended February 28, 2015 Net Sales Growth in Local Currencies
United States	1.1%	—%	1.1%
Europe	(12.3)%	11.6%	(0.7)%
International	(2.5)%	8.8%	6.3%
Total	(2.6)%	4.0%	1.4%

For the Nine Months Ended February 28, 2015 Compared to the Nine Months Ended February 28, 2014

	Nine Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact	Nine Months Ended February 28, 2015 Net Sales Growth in Local Currencies
Knees	0.4%	2.0%	2.4%
Hips	0.7%	2.6%	3.3%
Sports, Extremities, Trauma (S.E.T.)	(0.1)%	1.7%	1.6%
Spine, Bone Healing & Microfixation	13.1%	0.7%	13.8%
Dental	(3.6)%	2.1%	(1.5)%
Cement, Biologics & Other	(0.4)%	2.9%	2.5%
Net Sales	1.7%	2.0%	3.7%

	Nine Months Ended February 28, 2015 Net Sales Growth As Reported	Currency Impact	Nine Months Ended February 28, 2015 Net Sales Growth in Local Currencies
United States	3.4%	—%	3.4%
Europe	(3.6)%	4.8%	1.2%
International	3.1%	5.7%	8.8%
Total	1.7%	2.0%	3.7%

Results of Operations
For the Three Months Ended February 28, 2015 Compared to the Three Months Ended February 28, 2014

(in millions, except percentages)	Three Months Ended February 28, 2015	Percentage of Net Sales	Three Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)
Net sales	$800.9	100.0%	$822.5	100.0%	(2.6)%
Cost of sales	200.3	25.0	326.9	39.7	(38.7)
Gross profit	600.6	75.0	495.6	60.3	21.2
Selling, general and administrative expense	342.4	42.8	366.4	44.5	(6.6)
Research and development expense	39.7	5.0	42.5	5.2	(6.6)
Amortization	70.9	8.9	86.5	10.5	(18.0)
Operating income	147.6	18.4	0.2	0.0	73,700.0
Interest expense	78.3	9.8	81.1	9.9	(3.5)
Other (income) expense	(2.4)	(0.3)	(0.5)	(0.1)	*
Other expense, net	75.9	9.5	80.6	9.8	(5.8)
Income (loss) before income taxes	71.7	9.0	(80.4)	(9.8)	189.2
Provision (benefit) from income taxes	22.9	2.9	(14.5)	(1.8)	257.9
Net income (loss)	$48.8	6.1%	$(65.9)	(8.0)%	174.1%

Adjusted net income(1)	$117.8	14.7%	$107.3	13.0%	9.8%
Adjusted EBITDA(1)	$298.4	37.3%	$271.5	33.0%	9.9%

(1)	See “Non-GAAP Financial Information” at the end of this item for a reconciliation of non-GAAP financial measures.

*	Not meaningful.
Sales
Net sales were $800.9 million for the three months ended February 28, 2015, and $822.5 million for the three months ended February 28, 2014.
The following tables provide net sales by geography and product category:
Sales by Geography Summary

(in millions, except percentages)	Three Months Ended February 28, 2015	Percentage of Net Sales	Three Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)(2)
United States	$514.8	64.3%	$508.9	61.9%	1.1%
Europe	175.1	21.9	199.8	24.3	(12.3)
International(1)	111.0	13.8	113.8	13.8	(2.5)
Total	$800.9	100.0%	$822.5	100.0%	(2.6)%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

(2)	Amounts may not recalculate due to rounding.

Product Category Summary

(in millions, except percentages)	Three Months Ended February 28, 2015	Percentage of Net Sales	Three Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)(1)
Knees	$247.3	30.9%	$254.2	30.9%	(2.8)%
Hips	160.2	20.0	162.9	19.8	(1.7)
Sports, Extremities, Trauma (S.E.T.)	163.2	20.4	169.0	20.5	(3.4)
Spine, Bone Healing and Microfixation	117.3	14.6	115.9	14.1	1.2
Dental	60.8	7.6	64.4	7.8	(5.7)
Cement, Biologics and Other	52.1	6.5	56.1	6.9	(6.7)
Total	$800.9	100.0%	$822.5	100.0%	(2.6)%

(1)	Amounts may not recalculate due to rounding.
Knees
Net sales of knee products for the three months ended February 28, 2015 were $247.3 million, or 30.9% of net sales, representing a 2.8% decrease worldwide (1.4% increase on a constant currency basis) compared to net sales of $254.2 million, or 30.9% of net sales, during the three months ended February 28, 2014, with a 0.2% increase in the United States. During the third quarter of fiscal year 2015, market demand for our XPA Bicruciate Preserving Arthroplasty, or XPA, solutions, namely our Oxford Partial Knee and Vanguard XP Total Knee, contributed to our global knee sales. The strong sales growth of XPA solutions during the quarter was partially offset by lower demand for various non-XPA technologies. Demand for our Vanguard SSK 360 Revision System also contributed to our fiscal third quarter global knee sales.
Hips
Net sales of hip products for the three months ended February 28, 2015 were $160.2 million, or 20.0% of net sales, representing a 1.7% decrease worldwide (3.6% increase on a constant currency basis) compared to net sales of $162.9 million, or 19.8% of net sales, during the three months ended February 28, 2014, with a 2.8% increase in the United States. During the fiscal third quarter, our hip sales growth on a constant currency basis was driven by strong global market acceptance of our G7 Multi-Bearing Acetabular System, as well as demand for our Taperloc Complete and Taperloc Complete Microplasty Hip Systems and Arcos Modular Femoral Revision System.
S.E.T.
Worldwide net sales of S.E.T. products for the three months ended February 28, 2015 were $163.2 million, or 20.4% of net sales, representing a 3.4% decrease worldwide (flat on a constant currency basis) compared to net sales of $169.0 million, or 20.5% of net sales, during the three months ended February 28, 2014, with a 3.5% sales decrease in the United States. Our JuggerKnotless all-suture Labral Repair System received strong acceptance in the sports medicine market during the fiscal third quarter, while our anatomic and reverse components of our Comprehensive Shoulder System contributed to our extremity sales growth. Our Signature Patient Specific Glenoid Guides also continued to be well received during the quarter.
Spine, Bone Healing and Microfixation
Worldwide net sales of spine, bone healing and microfixation products for the three months ended February 28, 2015 were $117.3 million, or 14.6% of net sales, representing a 1.2% increase worldwide (2.7% increase on a constant currency basis) compared to net sales of $115.9 million, or 14.1% of net sales, for the three months ended February 28, 2014, with a 4.8% sales increase in the United States. The acquisition of Lanx, Inc. anniversaried during the second quarter of fiscal year 2015. Following the Spine Acquisition, the third quarter of fiscal year 2015 provided the first fully comparable quarter of sales in this product category. Sales growth of spine hardware systems and osteobiologics for the spine contributed to our fiscal third quarter spine and bone healing sales. Our microfixation sales grew primarily from strong demand for our thoracic products, specifically our Pectus Bar Implant and SternaLock Blu Sternal Closure System, as well as growth in surgical instrument sales.

Dental
Worldwide net sales of dental products for the three months ended February 28, 2015 were $60.8 million, or 7.6% of net sales, representing a 5.7% decrease worldwide (1.1% decrease on a constant currency basis) compared to net sales of

$64.4 million, or 7.8% of net sales, during the three months ended February 28, 2014, with a 1.2% sales increase in the United States.
Cement, Biologics and Other
Worldwide net sales of cement, biologics and other products for the three months ended February 28, 2015 were $52.1 million, or 6.5% of net sales, representing a 6.7% decrease worldwide (0.4% decrease on a constant currency basis) compared to net sales of $56.1 million, or 6.9% of net sales, during the three months ended February 28, 2014, with a 9.1% sales increase in the United States. Market demand for our injectable CERAMENT™ | BONE VOID FILLER (BoneSupport AB) and BioCUE Blood and Bone Marrow Aspiration Concentration System continued to contribute to our sales in this product category during the fiscal third quarter.
Cost of Sales

Cost of sales for the three months ended February 28, 2015 decreased to $200.3 million, as compared to cost of sales for the three months ended February 28, 2014 of $326.9 million, or 25.0% and 39.7% of net sales, respectively, a decrease of $126.6 million or 14.7% of net sales. Cost of sales as a percentage of net sales decreased 1.5% due to lower requirements for inventory reserves and favorable distribution expense. Cost of sales as a percentage of net sales decreased 13.2% due to a favorable resolution with certain insurance carriers related to our metal-on-metal product litigation described in “Note 16” to the condensed consolidated financial statements contained in Part I, Item I of this report and lower costs related to our ongoing operational restructuring program.
Gross Profit

Gross profit for the three months ended February 28, 2015 increased to $600.6 million, as compared to gross profit for the three months ended February 28, 2014 of $495.6 million, or 75.0% and 60.3% of net sales, respectively, an increase of $105.0 million, or 14.7% of net sales.
Selling, General and Administrative Expense

Selling, general and administrative expense for the three months ended February 28, 2015 decreased to $342.4 million, as compared to selling, general and administrative expense for the three months ended February 28, 2014 of $366.4 million, or 42.8% and 44.5% of net sales, respectively, a decrease of $24.0 million, or 1.7% of net sales. Selling, general and administrative expense as a percentage of net sales decreased 2.0% due to lower meeting and training expenses and lower head count. Selling, general and administrative expense as a percentage of net sales increased by 0.3% primarily related to certain litigation charges and costs related to the Zimmer Merger.
Research and Development Expense
Research and development expense for the three months ended February 28, 2015 decreased to $39.7 million, as compared to research and development expense for the three months ended February 28, 2014 of $42.5 million, or 5.0% and 5.2% of net sales, respectively, a decrease of $2.8 million, or 0.2% of net sales.
Amortization
Amortization expense for the three months ended February 28, 2015 was $70.9 million, or 8.9% of net sales, compared to $86.5 million for the three months ended February 28, 2014, or 10.5% of net sales. This decline is primarily attributable to the impact of the stronger dollar on our non-U.S. dollar denominated intangibles.
Interest Expense
Interest expense was $78.3 million for the three months ended February 28, 2015, compared to interest expense of $81.1 million for the three months ended February 28, 2014.
Other (Income) Expense
Other (income) expense was income of $2.4 million for the three months ended February 28, 2015, compared to income of $0.5 million for the three months ended February 28, 2014, due primarily to the impact of foreign currency hedges.

Provision (Benefit) from Income Taxes

The effective income tax rate was 31.9% for the three months ended February 28, 2015, compared to 17.9% for the three months ended February 28, 2014. Primary factors in determining the effective tax rates include the mix of various jurisdictions in which profits are projected to be earned and taxed, as well as assertions regarding the expected repatriation of earnings of our foreign operations. Fluctuations in effective tax rates between comparable periods also reflect the discrete tax benefit or expense of items in continuing operations that represent tax effects not attributable to current-year ordinary income.
Non-GAAP Financial Measures
Adjusted Net Income
Adjusted net income increased to $117.8 million for the three months ended February 28, 2015, compared to $107.3 million for the three months ended February 28, 2014, or 14.7% and 13.0% of net sales, respectively. The 9.8% growth in Adjusted net income was due to the increase in Adjusted EBITDA explained below and lower interest expense.
Adjusted EBITDA
Adjusted EBITDA increased to $298.4 million for the three months ended February 28, 2015 compared to $271.5 million for the three months ended February 28, 2014, or 37.3% and 33.0% of net sales, respectively. The Adjusted EBITDA margin improved as a result of gross margin improvement in other cost of sales and lower selling, general and administrative expense, which was partially offset by the impact of foreign exchange and lower average selling prices.
For the Nine Months Ended February 28, 2015 Compared to the Nine Months Ended February 28, 2014

(in millions, except percentages)	Nine Months Ended February 28, 2015	Percentage of Net Sales	Nine Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)
Net sales	$2,419.3	100.0%	$2,378.9	100.0%	1.7%
Cost of sales	600.0	24.8	790.0	33.2	(24.1)
Gross profit	1,819.3	75.2	1,588.9	66.8	14.5
Selling, general and administrative expense	1,071.8	44.3	1,020.1	42.9	5.1
Research and development expense	125.4	5.2	121.4	5.1	3.3
Amortization	222.4	9.2	237.2	10.0	(6.2)
Operating income	399.7	16.5	210.2	8.8	90.2
Interest expense	236.9	9.8	274.4	11.5	(13.7)
Other (income) expense	(8.7)	(0.4)	5.4	0.2	*
Other expense, net	228.2	9.4	279.8	11.8	(18.4)
Income (loss) before income taxes	171.5	7.1	(69.6)	(2.9)	346.4
Provision (benefit) from income taxes	25.6	1.1	(39.7)	(1.7)	164.5
Net income (loss)	$145.9	6.0%	$(29.9)	(1.3)%	588.0%

Adjusted net income(1)	$346.0	14.3%	$302.4	12.7%	14.4%
Adjusted EBITDA(1)	$846.2	35.0%	$791.3	33.3%	6.9%

(1)	See “Non-GAAP Financial Information” at the end of this item for a reconciliation of non-GAAP financial measures.

*	Not meaningful.
Sales
Net sales were $2,419.3 million for the nine months ended February 28, 2015, and $2,378.9 million for the nine months ended February 28, 2014.

The following tables provide net sales by geography and product category:
Sales by Geography Summary

(in millions, except percentages)	Nine Months Ended February 28, 2015	Percentage of Net Sales	Nine Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)(2)
United States	$1,522.3	62.9%	$1,471.9	61.9%	3.4%
Europe	542.5	22.4	563.1	23.7	(3.6)
International(1)	354.5	14.7	343.9	14.4	3.1
Total	$2,419.3	100.0%	$2,378.9	100.0%	1.7%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

(2)	Amounts may not recalculate due to rounding.
Product Category Summary

(in millions, except percentages)	Nine Months Ended February 28, 2015	Percentage of Net Sales	Nine Months Ended February 28, 2014	Percentage of Net Sales	Percentage Increase/ (Decrease)(1)
Knees	$746.3	30.8%	$743.3	31.2%	0.4%
Hips	483.5	20.0	480.3	20.2	0.7
Sports, Extremities, Trauma (S.E.T.)	478.3	19.8	478.8	20.1	(0.1)
Spine, Bone Healing and Microfixation	364.6	15.1	322.4	13.6	13.1
Dental	182.1	7.5	188.8	7.9	(3.6)
Cement, Biologics and Other	164.5	6.8	165.3	7.0	(0.4)
Total	$2,419.3	100.0%	$2,378.9	100.0%	1.7%

(1)	Amounts may not recalculate due to rounding.
Knees
Net sales of knee products for the nine months ended February 28, 2015 were $746.3 million, or 30.8% of net sales, representing a 0.4% increase worldwide (2.4% increase on a constant currency basis) compared to net sales of $743.3 million, or 31.2% of net sales, during the nine months ended February 28, 2014, with a 0.7% increase in the United States. During the nine months ended February 28, 2015, the key contributors to our knee sales growth included our Oxford Partial Knee, Vanguard XP Total Knee, Vanguard SSK 360 Revision System and OSS (Orthopaedic Salvage System).
Hips
Net sales of hip products for the nine months ended February 28, 2015 were $483.5 million, or 20.0% of net sales, representing a 0.7% increase worldwide (3.3% increase on a constant currency basis) compared to net sales of $480.3 million, or 20.2% of net sales, during the nine months ended February 28, 2014, with a 1.8% sales increase in the United States. During the nine months ended February 28, 2015, our hip sales were driven by strong global market acceptance of our G7 Multi-Bearing Acetabular System, as well as demand for our Taperloc Complete and Taperloc Complete Microplasty Hip Systems and Arcos Modular Femoral Revision System.
S.E.T.
Worldwide net sales of S.E.T. products for the nine months ended February 28, 2015 were $478.3 million, or 19.8% of net sales, representing a 0.1% decrease worldwide (1.6% increase on a constant currency basis) compared to net sales of $478.8 million, or 20.1% of net sales, during the nine months ended February 28, 2014, with a 0.2% sales increase in the United States. During the nine month period ended February 28, 2015, our JuggerKnotless all-suture Labral Repair System received strong acceptance in the sports medicine market, while the anatomic, reverse, and fracture components of our

Comprehensive Shoulder System contributed to our extremity sales growth. Strong market adoption of our Signature Patient Specific Glenoid Guides continued during the nine month period.
Spine, Bone Healing and Microfixation
Worldwide net sales of spine, bone healing and microfixation products for the nine months ended February 28, 2015 were $364.6 million, or 15.1% of net sales, representing a 13.1% increase worldwide (13.8% increase on a constant currency basis) compared to net sales of $322.4 million, or 13.6% of net sales, for the nine months ended February 28, 2014, with a 14.3% sales increase in the United States. Sales in the nine months ended February 28, 2015 for our Spine, Bone Healing and Microfixation product category included the benefit of five months of additional revenue related to the acquisition of Lanx, Inc. Increased demand for spine hardware systems and osteobiologics for the spine contributed to our spine and bone healing sales during the nine month period. Our microfixation sales grew principally from increased demand for craniomaxillofacial titanium plating systems, as well as thoracic products, specifically the SternaLock Blu Sternal Closure System and Pectus Bar Implant.

Dental
Worldwide net sales of dental products for the nine months ended February 28, 2015 were $182.1 million, or 7.5% of net sales, representing a 3.6% decrease worldwide (1.5% decrease on a constant currency basis) compared to net sales of $188.8 million, or 7.9% of net sales, during the nine months ended February 28, 2014, with a 1.0% sales increase in the United States.
Cement, Biologics and Other
Worldwide net sales of cement, biologics and other products for the nine months ended February 28, 2015 were $164.5 million, or 6.8% of net sales, representing a 0.4% decrease worldwide (2.5% increase on a constant currency basis) compared to net sales of $165.3 million, or 7.0% of net sales, during the nine months ended February 28, 2014, with a 6.5% sales increase in the United States. Sales of biologics contributed to growth in this product category during the nine months ended February 28, 2015, principally due to strong market demand for our injectable CERAMENT™ | BONE VOID FILLER (BoneSupport AB) and BioCUE Blood and Bone Marrow Aspiration Concentration System.
Cost of Sales

Cost of sales for the nine months ended February 28, 2015 decreased to $600.0 million, as compared to cost of sales for the nine months ended February 28, 2014 of $790.0 million, or 24.8% and 33.2% of net sales, respectively, a decrease of $190.0 million or a decrease of 8.4% of net sales. Cost of sales as a percentage of net sales decreased 0.7% due to lower requirements for inventory reserves and increased productivity in our manufacturing plant network. Cost of sales as a percentage of net sales decreased 7.7% due to a favorable resolution with certain insurance carriers related to our metal-on-metal product litigation described in “Note 16” to the condensed consolidated financial statements contained in Part I, Item I of this report and lower costs related to our ongoing operational restructuring program.
Gross Profit

Gross profit for the nine months ended February 28, 2015 increased to $1,819.3 million, as compared to gross profit for the nine months ended February 28, 2014 of $1,588.9 million, or 75.2% and 66.8% of net sales, respectively, an increase of $230.4 million, or 8.4% of net sales.
Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended February 28, 2015 increased to $1,071.8 million, as compared to selling, general and administrative expense for the nine months ended February 28, 2014 of $1,020.1 million, or 44.3% and 42.9% of net sales, respectively, an increase of $51.7 million, or an increase of 1.4% of net sales. Selling, general and administrative expense as a percentage of net sales decreased 0.5% due to lower general and administrative expenses. Selling, general and administrative expense as a percentage of net sales increased by 1.9% primarily related to certain litigation charges and costs related to the Zimmer Merger.
Research and Development Expense
Research and development expense for the nine months ended February 28, 2015 increased to $125.4 million, as compared to research and development expense for the nine months ended February 28, 2014 of $121.4 million, or 5.2% and

5.1% of net sales, respectively, an increase of $4.0 million, or an increase of 0.1% of net sales. The increase as a percentage of net sales reflects increases in spending for our global orthopedics and S.E.T. pipelines.
Amortization
Amortization expense for the nine months ended February 28, 2015 was $222.4 million, or 9.2% of net sales, compared to $237.2 million for the nine months ended February 28, 2014, or 10.0% of net sales. This decline is primarily attributable to the impact of the stronger dollar on our non-USD denominated intangibles.
Interest Expense
Interest expense was $236.9 million for the nine months ended February 28, 2015, compared to interest expense of $274.4 million for the nine months ended February 28, 2014. Interest expense during the nine months ended February 28, 2014 was impacted by a charge of $21.8 million related to the termination of our euro-denominated interest rate swaps in connection with the refinancing of our euro-denominated debt described in “Note 7—Debt” to the condensed consolidated financial statements contained in Part I, Item I of this report.
Other (Income) Expense
Other (income) expense was income of $8.7 million for the nine months ended February 28, 2015, compared to expense of $5.4 million for the nine months ended February 28, 2014. The income in fiscal year 2015 is primarily attributable to realized gains on the sale of investments and favorable foreign exchange gains.

Provision (Benefit) from Income Taxes

The effective income tax rate was 14.9% for the nine months ended February 28, 2015, compared to 56.9% for the nine months ended February 28, 2014. Primary factors in determining the effective tax rates include the mix of various jurisdictions in which profits are projected to be earned and taxed, as well as assertions regarding the expected repatriation of earnings of our foreign operations. Fluctuations in effective tax rates between comparable periods also reflect the discrete tax benefit or expense of items in continuing operations that represent tax effects not attributable to current-year ordinary income. Discrete items, consisting primarily of changes in deferred taxes due to state and international reorganizations, release of valuation allowance on state net operating loss carryforwards and the prospective reduction of the United Kingdom statutory corporate tax rate enacted in July 2013, impacted the quarterly income tax provision by $6.0 million, or 3.5%, in the nine months ended February 28, 2015.
Non-GAAP Financial Measures
Adjusted Net Income
Adjusted net income increased to $346.0 million for the nine months ended February 28, 2015, compared to $302.4 million for the nine months ended February 28, 2014, or 14.3% and 12.7% of net sales, respectively. The 14.4% growth in Adjusted net income was due to the increase in Adjusted EBITDA explained below, lower interest expense and increased other income.
Adjusted EBITDA
Adjusted EBITDA increased to $846.2 million for the nine months ended February 28, 2015 compared to $791.3 million for the nine months ended February 28, 2014, or 35.0% and 33.3% of net sales, respectively. The Adjusted EBITDA margin improved as a result of gross margin improvement in other cost of sales and other income due to a realized gain on the sale of investments and favorable exchange gains, which were partially offset by the impact of foreign exchange due to the strengthening US dollar, lower average selling prices and additional investments in new product marketing.

Liquidity and Capital Resources
Cash Flows
The following is a summary of the cash flows by activity for the nine months ended February 28, 2015 and 2014:

(in millions)	Nine Months Ended February 28, 2015	Nine Months Ended February 28, 2014
Net cash from (used in):
Operating activities	$321.6	$325.6
Investing activities	(171.1)	(308.9)
Financing activities	(2.0)	(164.6)
Effect of exchange rate changes on cash	(32.9)	4.7
Change in cash and cash equivalents	$115.6	$(143.2)
For the Nine Months Ended February 28, 2015 Compared to the Nine Months Ended February 28, 2014
Our cash and cash equivalents were $363.2 million as of February 28, 2015, compared to $212.4 million as of February 28, 2014. We generally maintain our cash and cash equivalents and investments in money market funds, time deposits and debt instruments. Cash and cash equivalents held outside of the United States were $276.1 million as of February 28, 2015. If we were to repatriate this cash back to the United States, additional tax of up to 35%, the maximum federal tax rate, could be incurred. In addition, we require a certain amount of cash to support on-going operations outside the United States.
Operating Cash Flows
Net cash provided by operating activities was $321.6 million for the nine months ended February 28, 2015, compared to cash flows provided of $325.6 million for the nine months ended February 28, 2014.

Investing Cash Flows
Net cash used in investing activities was $171.1 million for the nine months ended February 28, 2015, compared to cash used of $308.9 million for the nine months ended February 28, 2014. The decrease in cash used in investing activities was primarily due to the 2013 Spine Acquisition during the nine months ended February 28, 2014, which was partially offset by an increase in capital expenditures of $20.5 million during the period to support new products and growth in our Spine and certain International markets.
Financing Cash Flows
Net cash used in financing activities was $2.0 million for the nine months ended February 28, 2015, compared to cash used in financing activities of $164.6 million for the nine months ended February 28, 2014. The difference was primarily related to refinancing activities during the nine months ended February 28, 2014.
Balance Sheet Metrics
Cash flows from operations are impacted by profitability and changes in operating working capital. Management monitors operating working capital with particular focus on certain metrics, including days sales outstanding (“DSO”) and inventory turns. The following is a summary of our DSO and inventory turns.

	February 28, 2015	May 31, 2014	February 28, 2014
Days Sales Outstanding(1)	63.4	62.7	65.2
Inventory Turns(2)	1.22	1.58	1.53

(1)	DSO is calculated by dividing the quarter-over-quarter average accounts receivable balance by the last quarter net sales multiplied by 91.25 days.

(2)	Inventory turns are calculated by dividing the last twelve months cost of sales by the year-over-year average net inventory balance.
We use DSO as a measure that places emphasis on how quickly we collect our accounts receivable balances from customers. The increase in DSOs compared to May 31, 2014 is primarily due to seasonality. We use inventory turns as a measure that places emphasis on how quickly we turn over our inventory. Inventory turns decreased compared to May 31, 2014 due to increased inventory builds for new products.

Non-GAAP Disclosures

We use certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles, or GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. Management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate our performance period-over-period. Additionally, our management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. We believe that our disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand our period-over-period operating performance. We also believe Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.
We define “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. We define “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses and recoveries, acquisition expenses (which includes the 2013 Spine Acquisition, the 2012 Trauma Acquisition and the Zimmer Merger), operational restructuring charges, advisory fees paid to the Principal Stockholders, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges.
Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted net income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•
several of the adjustments that we use in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value of our assets as reflected in our consolidated balance sheet prepared in accordance with GAAP.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Adjusted EBITDA:
Net income (loss), as reported	$48.8	$(65.9)	$145.9	$(29.9)
Plus (minus):
Interest expense	78.3	81.1	236.9	274.4
Provision (benefit) from income taxes	22.9	(14.5)	25.6	(39.7)
Depreciation and amortization	121.8	135.9	370.9	378.4
Special items, before amortization from purchase accounting, interest and tax(1)	26.6	134.9	66.9	208.1
Adjusted EBITDA	$298.4	$271.5	$846.2	$791.3

Adjusted net income:
Net income (loss), as reported	$48.8	$(65.9)	$145.9	$(29.9)
Plus:
Special items, after tax(2)	69.0	173.2	200.1	332.3
Adjusted net income	$117.8	$107.3	$346.0	$302.4

(1)    A reconciliation of special items, before amortization from purchase accounting, interest and tax is as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Special items
Litigation expenses and recoveries(1)	$9.5	$93.0	$17.9	$122.5
Acquisition expenses(2)	11.4	10.5	28.8	19.9
Operational restructuring(3)	2.7	28.6	9.8	50.9
Principal Stockholders fee(4)	3.0	2.8	8.7	8.2
Loss on extinguishment of debt(5)	—	—	1.7	6.6
Special items, before amortization from purchase accounting, interest and tax	$26.6	$134.9	$66.9	$208.1

(2)    A reconciliation of special items, after tax is as follows:

	Three Months Ended		Nine Months Ended
(in millions)	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014

Special items, before amortization from purchase accounting, interest and tax	$26.6	$134.9	$66.9	$208.1
Amortization from purchase accounting(6)	69.2	83.2	217.3	227.5
Loss on swap liability(7)	—	—	—	21.8
Tax effect(8)	(26.8)	(44.9)	(84.1)	(125.1)
Special items, after tax	$69.0	$173.2	$200.1	$332.3

Special Items
The following tables indicate how each of the special items noted above are reflected in our financial statements.
For the Three and Nine Months Ended February 28, 2015 and 2014

	Three Months Ended February 28, 2015
(in millions)	Cost of Sales	Selling, general and administrative expense	Amortization	Total
Litigation expenses and recoveries(1)	$(8.9)	$18.4	$—	$9.5
Acquisition expenses(2)	2.1	9.3	—	11.4
Operational restructuring(3)	0.1	2.6	—	2.7
Principal Stockholders fee(4)	—	3.0	—	3.0
Special items, before amortization from purchase accounting, interest and tax	$(6.7)	$33.3	$—	$26.6
Amortization from purchase accounting(6)	—	—	69.2	69.2
Tax effect(8)	—	—	—	(26.8)
Special items, after tax	$(6.7)	$33.3	$69.2	$69.0

	Three Months Ended February 28, 2014
(in millions)	Cost of Sales	Selling, general and administrative expense	Amortization	Total
Litigation expenses and recoveries(1)	$81.2	$11.8	$—	$93.0
Acquisition expenses(2)	0.1	10.4	—	10.5
Operational restructuring(3)	20.9	7.7	—	28.6
Principal Stockholders fee(4)	—	2.8	—	2.8
Special items, before amortization from purchase accounting, interest and tax	$102.2	$32.7	$—	$134.9
Amortization from purchase accounting(6)	—	—	83.2	83.2
Tax effect(8)	—	—	—	(44.9)
Special items, after tax	$102.2	$32.7	$83.2	$173.2

	Nine Months Ended February 28, 2015
(in millions)	Cost of Sales	Selling, general and administrative expense	Research and development expense	Amortization	Other (income) expense	Total
Litigation expenses and recoveries(1)	$(43.8)	$61.2	$0.5	$—	$—	$17.9
Acquisition expenses(2)	6.1	22.7	—	—	—	28.8
Operational restructuring(3)	5.4	3.9	0.5	—	—	9.8
Principal Stockholders fee(4)	—	8.7	—	—	—	8.7
Loss on extinguishment of debt(5)	—	—	—	—	1.7	1.7
Special items, before amortization from purchase accounting, interest and tax	$(32.3)	$96.5	$1.0	$—	$1.7	$66.9
Amortization from purchase accounting(6)	—	—	—	217.3	—	217.3
Tax effect(8)	—	—	—	—	—	(84.1)
Special items, after tax	$(32.3)	$96.5	$1.0	$217.3	$1.7	$200.1

	Nine Months Ended February 28, 2014
(in millions)	Cost of Sales	Selling, general and administrative expense	Research and development expense	Amortization	Interest expense	Other (income) expense	Total
Litigation expenses and recoveries(1)	$101.1	$21.4	$—	$—	$—	$—	$122.5
Acquisition expenses(2)	4.7	15.2	—	—	—	—	19.9
Operational restructuring(3)	45.3	5.8	0.1	—	—	(0.3)	50.9
Principal Stockholders fee(4)	—	8.2	—	—	—	—	8.2
Loss on extinguishment of debt(5)	—	—	—	—	—	6.6	6.6
Special items, before amortization from purchase accounting, interest and tax	$151.1	$50.6	$0.1	$—	$—	$6.3	$208.1
Amortization from purchase accounting(6)	—	—	—	227.5	—	—	227.5
Loss on swap liability(7)	—	—	—	—	21.8	—	21.8
Tax effect(8)	—	—	—	—	—	—	(125.1)
Special items, after tax	$151.1	$50.6	$0.1	$227.5	$21.8	$6.3	$332.3

(1)
Certain litigation expenses (recoveries), including expenses, settlements and adjustments, net of any probable recoveries from insurance carriers, to accruals during the year, including the metal-on-metal hip products litigation described in “Note 16—Contingencies” to the condensed consolidated financial statements contained in Part I of this report, that we believe are not reflective of our ongoing operational performance are excluded from non-GAAP financial measures. We incur legal and settlement expenses in the ordinary course of our business, but we believe the items included in this line are unusual either in amount or subject matter. We believe this information is useful to investors in that it aids period-over-period comparability.

(2)
We exclude acquisition-related expenses for the 2012 Trauma Acquisition, 2013 Spine Acquisition and Zimmer Merger from non-GAAP financial measures that are not reflective of our ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.

(3)
Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include abnormal manufacturing variances related to temporary redundant overhead costs within our plant network as we continue to rationalize and move production to our larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among our products and reduce product overlap, including steps we take to integrate products we acquire. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.

(4)
Upon completion of the 2007 Acquisition, we entered into a management services agreement with certain affiliates of our Principal Stockholders, pursuant to which such affiliates of our Principal Stockholders or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to us. Pursuant to such agreement, our Principal Stockholders receive a quarterly monitoring fee equal to 1% of our quarterly Adjusted EBITDA (as defined by our senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement. We exclude these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. We believe this information is useful to investors in that it provides period-over-period comparability.

(5)
Loss on debt extinguishment includes write off of deferred financing fees on retirement of debt. We exclude these charges from non-GAAP measures because they are not reflective of our ongoing operational performance or liquidity. We believe this information is useful to investors in that it provides period-over-period comparability.

(6)
Amortization from purchase accounting adjustments that are related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting. We believe this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.

(7)
Loss on swap liability charges include a one-time charge to interest expense related to the termination of our euro-denominated term loans. We believe this information is useful to investors in that it provides period-over-period comparability.

(8)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.
Other Liquidity Information
We have issued notes, entered into senior secured credit facilities, including term loan facilities, cash flow revolving credit facilities and an asset-based revolving credit facility, all in connection with the 2007 Merger and the refinancing activities, all of which are primarily classified as long-term obligations. As of February 28, 2015, we had an outstanding loan in China which we refer to as the “China Facility.” As of February 28, 2015, we had no outstanding borrowings under our China Facility, which has an available line of $10.0 million. There were no borrowings under our cash flow revolving credit facilities and $185.0 million outstanding under our asset-based revolving credit facility as of February 28, 2015. Our term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions that occurred on or after August 2, 2012 pursuant to the restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1 loans, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. As of February 28, 2015, required principal payments of $132.8 million are due within the next twelve months related to our senior secured term loan facilities.
Our revolving borrowing base available under all debt facilities at February 28, 2015 was $494.8 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility and outstanding balances of $185.0 million under the asset-based revolving credit facility.
We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating expenses, research and development costs, capital expenditures and to service our debt requirements as they become due. However, our ongoing ability to meet our substantial debt service and other obligations will be dependent upon our future performance, which will be subject to business, financial, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and regulatory changes in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, support our operations and meet our other obligations. If we do not have sufficient liquidity, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives. See “Risk Factors—Risks Related to Our Indebtedness and the Notes” included in our Annual Report on Form 10-K.
Off-Balance Sheet Arrangements
We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Estimates
Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In management’s opinion, our critical accounting policies include revenue recognition, excess and obsolete inventory, goodwill and intangible assets, legal proceedings and other loss contingencies, and income taxes. For further information, including our significant accounting policies, refer to the audited consolidated financial statements and notes thereto included in the Company’s 2014 Form 10-K. There have been no significant modifications to the policies related to our critical accounting estimates since May 31, 2014.
Forward-Looking Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the corresponding notes contained in this report and with the financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Company’s 2014 Form 10-K. The accompanying unaudited condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America for condensed financial information and such principles are applied on a basis consistent with the information reflected in the Company’s 2014 Form 10-K. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations promulgated by the SEC. In the opinion of management, the interim financial information includes all adjustments and accruals, consisting only of normal recurring adjustments, which are necessary for a fair presentation of results for the respective interim periods.
The results of operations for the three or nine months ended February 28, 2015 are not necessarily indicative of the results to be expected for the full fiscal year ending May 31, 2015 or any future interim period. Certain statements contained in this Quarterly Report on Form 10-Q and other written and oral statements made from time to time by us do not relate strictly to historical or current facts. As such, they are considered “forward-looking statements” which provide current expectations or forecasts of future events. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, the scope of our intellectual property rights, litigation, mergers and acquisitions, integration of our acquisitions, divestitures, market acceptance or continued acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “possibly,” “potential,” “project,” “should,” “will” or similar words or expressions. One must carefully consider forward-looking statements that may be affected by inaccurate assumptions, and understand that such statements involve a variety of risks and uncertainties, known and unknown, including, among others, risks related to our proposed merger with Zimmer, competition in the medical device industry, reduction or interruption in our supply, quality problems and price decreases for our products and services, and international operations, as well as those discussed in the section entitled “Risk Factors” in the Company’s 2014 Form 10-K and in this Quarterly Report on Form 10-Q. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K, in which we may discuss in more detail various important factors that could cause actual results to differ from expected or historical results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.
There have been no other material changes from the information about market risk provided in our 2014 Form 10-K.

Item 4. Controls and Procedures.
Management’s evaluation of disclosure controls and procedures
Each of LVB Acquisition, Inc. and Biomet, Inc. maintain disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Act”)) and internal controls over financial reporting that are designed to provide reasonable assurance that material information required to be disclosed by LVB Acquisition, Inc. and Biomet, Inc., including LVB Acquisition, Inc. and Biomet, Inc.’s consolidated entities, in the reports that LVB Acquisition, Inc. and Biomet, Inc. files or submits under the Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the President and Chief Executive Officer (the “Principal Executive Officer”) and the Chief Financial Officer (the “Principal Financial Officer”), as appropriate, to allow timely decisions regarding required disclosure. Prior to the filing of this report, LVB Acquisition, Inc. and Biomet, Inc. each completed an evaluation under the supervision and with the participation of senior management, including LVB Acquisition, Inc. and Biomet, Inc.’s Principal Executive Officer and its Principal Financial Officer, of the effectiveness of the design and operation of LVB Acquisition, Inc.’s and Biomet, Inc.’s respective disclosure controls and procedures as of February 28, 2015. Based on this evaluation, LVB Acquisition, Inc.’s and Biomet, Inc.’s Principal Executive Officer and its Principal Financial Officer concluded that LVB Acquisition, Inc.’s and Biomet, Inc.’s disclosure controls and procedures were not effective at the reasonable assurance level as of February 28, 2015, due to a material weakness in our internal control over financial reporting related to income taxes.
Changes in internal control over financial reporting
There were no changes in either LVB Acquisition, Inc. or Biomet, Inc.’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Act) during the three months ended February 28, 2015 that have materially affected, or are reasonably likely to materially affect, LVB Acquisition, Inc.’s and Biomet, Inc.’s respective internal control over financial reporting. During the year ending May 31, 2015, management has taken steps to remediate these control matters and will continue to design and implement controls to address the deficiencies in controls over income taxes, including such steps as evaluating staffing resources and responsibilities and enhancing the level of written policies and procedures.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings
Information with respect to legal proceedings can be found in Note 16, Contingencies, to the unaudited condensed consolidated financial statements contained in Part I, Item 1 of this report and is hereby incorporated by reference herein. Except as discussed in that note, there were no material developments in the legal proceedings disclosed by the Company in Part I, Item 8, Note 17 of the Company’s 2014 Form 10-K.

Item 1A.	Risk Factors
As of February 28, 2015, there were no material changes in our risk factors from those disclosed in Part I, Item 1A in the Company’s 2014 Form 10-K, except for the risk factors listed below.

Risks Related to our Business
Our business may be harmed as a result of product liability litigation.
Our involvement in the design, manufacture and sale of medical devices creates exposure to risks of product liability claims alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients, particularly in the United States. In the past, we have received product liability claims relating to our products and anticipate that we will continue to receive claims in the future, some of which could have a material adverse impact on our business. These claims are subject to many uncertainties and outcomes are not predictable. We may incur significant legal expenses regardless of whether we are found to be liable. In addition, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. Our existing product liability insurance coverage may be inadequate to satisfy liabilities we might incur. Moreover, even if any product liability loss is covered by an insurance policy, these policies have substantial self-insured retentions or deductibles that we remain responsible for. Any product liability claim brought against us, with or without merit, can be costly to defend and may negatively impact our ability to obtain third-party insurance coverage in future periods on a cost effective basis or at all.
As of February 28, 2015, we are a defendant in 1,878 product liability lawsuits relating to metal-on-metal hip implants. The majority of these cases involve the M2a-Magnum hip system. The cases are venued in various state and federal courts. 1,783 of the cases are currently consolidated in one federal multi-district proceeding in the U.S. District Court for the Northern District of Indiana and 95 cases are pending in different state courts. We have seen a decrease in the number of claims filed since the last date to participate in the settlement reached in the multi-district litigation involving our metal-on-metal hip systems expired in April 2014. To date, more than 598 metal-on-metal cases against the Company have been dismissed without prejudice. Additionally, there are 44 lawsuits and 88 claims related to the Company’s metal-on-metal hip systems pending in Europe.
On February 3, 2014, we announced the settlement of the Multi-District Litigation entitled MDL 2,391 - In Re: Biomet M2a Magnum Hip Implant Product Liability Litigation. Lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. We continue to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. The settlement does not affect certain other claims relating to our metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. As of February 28, 2015, we accrued $67.5 million for contingencies associated with metal-on-metal hip products.

We paid $50.0 million, $25.0 million and $7.5 million on September 26, 2014, December 19, 2014 and February 26, 2015, respectively, into a court ordered escrow account to fund certain payments of settlements set forth in the Settlement Agreement. The first of these payments exhausted the remainder of the self insured retention in our insurance program, which is $50.0 million. We are pursuing insurance claims for reimbursement for the amount in excess of the self insured retention. We maintain $100.0 million of third-party insurance coverage. Our insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of our insurance carriers have reserved all rights under their respective policies. We continue to believe our contracts with the insurance carriers are enforceable for these claims and the settlement agreement. We continue to cooperate with our insurers’ requests in order to secure coverage for these claims. We have received a commitment from certain of our insurers to reimburse up to $88.4 million of expenses and settlement costs related to the metal-on-metal hip claims. During the three months ended February 28, 2015, we have received approximately $17.5 million in reimbursement from certain of our insurance carriers related to the metal-on-metal hip claims. We would be responsible for any amounts that our insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of our third-party insurance coverage. As of February 28, 2015, a receivable of $44.1 million has been recorded. We are currently assessing any potential receivables to be recorded for additional recoveries from the insurance carriers.

On August 27, 2013, we initiated a voluntary recall of 87,601 units of OSSEOTITE, NanoTite and T3 dental implants, of which 34,744 units have been distributed. We have notified regulatory bodies of this recall, which was taken due to discoloration of some implants that did not meet our internal standard for visual inspection. The discoloration was caused by the affected implants coming into contact with residual machining fluid that may have been left on the metal packaging insert for the products. We have determined that there are no known health effects of the residue. The ultimate financial impact with respect to this matter will depend on many factors that are difficult to predict with the limited information received to date and may vary materially based on the number of and actual costs of patients seeking testing and treatment services and the number of and actual costs to settle any lawsuits filed against us.
Product liability lawsuits and claims, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers. If a product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage limits, our business could suffer and our financial condition, results of operations and cash flow could be materially adversely impacted. Further, such product liability matters may negatively impact our ability to obtain insurance coverage or cost-effective insurance coverage in future periods.
We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.
The musculoskeletal products industry is highly litigious with respect to the enforcement of patents and other intellectual property rights. In some cases, intellectual property litigation may be used to gain a competitive advantage. We have in the past and may in the future become a party to lawsuits involving patents or other intellectual property. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and results of operations, in some cases materially. A legal proceeding, regardless of the outcome, could put pressure on our financial resources and divert the time, energy and efforts of our management.
From time to time, we receive notices from third parties of potential intellectual property infringement and receive claims alleging intellectual property infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues.
The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In December 2008, Heraeus Kulzer GmbH (“Heraeus”), initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries of Biomet, alleging that Biomet and Biomet Europe BV misappropriated Heraeus trade secrets when developing Biomet Europe’s Refobacin and Biomet Bone Cement line of cements, which are referred to as European Cements. The lawsuit sought to preclude the defendants from producing, marketing and offering for sale their current line of European Cements and to compensate Heraeus for any damages incurred (alleged to be in excess of €30.0 million). On December 20, 2012, the trial court dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH was the only Biomet entity remaining as a defendant.
Following an appeal by Heraeus (which, in the meantime, has assigned its claim to its affiliate Heraeus Medical GmbH—Heraeus and Heraeus Medical GmbH collectively referred to as “Heraeus” hereafter), on June 5, 2014, the German appeals court (i) enjoined Biomet, Biomet Europe BV and Biomet Deutschland GmbH from manufacturing, selling or offering the European Cements to the extent they contain certain raw materials in particular specifications; (ii) held the defendants jointly and severally liable to Heraeus for any damages from the sale of European Cements since 2005 and (iii) ruled that no further review may be sought. Damages have not been determined. The judgment is not final and the defendants are seeking review (including review of the appeals court ruling that no further review may be sought) from Germany’s Supreme Court. No prediction can be made as to the likelihood of review being granted by Germany’s Supreme Court.

During the pendency of a stay based on a bank guaranty the defendants issued in favor of Heraeus, the defendants were entitled to continue the manufacture, marketing, sale and offering of European Cements in their current composition. Heraeus has since offered counter security and has executed the judgment effective as of August 22, 2014.  As a result, Biomet Europe BV and Biomet Deutschland GmbH are enjoined from the manufacture, marketing, sale and offering of European Cements in Germany. While Heraeus has indicated that it intends to take the position that the judgment would prohibit the manufacture, marketing, sale and offering of European Cements outside of Germany as well and is attempting to enforce the judgment in the Netherlands, Biomet, Biomet Europe BV and Biomet Deutschland GmbH are vigorously contesting the attempt to enforce the judgment in the Netherlands and will vigorously contest any other attempts to extend the effect of the judgment beyond Germany. Biomet, Biomet Europe BV and Biomet Deutschland thus filed a declaratory action in Germany on August 3, 2014 to have the court determine the reach of the appeals court decision.  On September 11, 2014 Heraeus filed a motion with the competent court in Germany to have a penalty imposed on Biomet Deutschland and Biomet Europe BV based on alleged inadequacies in providing sales documentation and continued sales of the European cements outside of Germany. In addition, Heraeus initiated preliminary injunction proceedings against Biomet Europe BV in the Netherlands and asked the Dutch court to enforce the German judgment in the Netherlands by imposing additional fines on Biomet Europe BV for the continued sales in the Netherlands. On February 11, 2015, the trial court in Rotterdam rejected Heraeus’ demand to enforce the German judgment in the Netherlands for lack of jurisdiction. Heraeus has appealed this decision.
In February 2015, Heraeus also served Biomet, Inc. and Biomet Deutschland GmbH with a new law suit, filed in Germany and alleging that Biomet used Heraeus trade secrets that the German appeals court found in June 2014 had been misappropriated by Biomet in the development and production of Biomet’s line of Cobalt cements.
On September 8, 2014, Heraeus Medical GmbH (“Heraeus Medical”) filed a complaint against a Biomet supplier, Esschem, Inc. (“Esschem”) in the United States District Court for the Eastern District of Pennsylvania. The lawsuit contains allegations that focus on two copolymer compounds that Esschem sells to Biomet which, in turn, incorporates the subject copolymers into certain bone cement products that compete with Heraeus’ bone cement products.  The complaint alleges that

Biomet helped Esschem to develop these copolymers, using Heraeus trade secrets that Biomet allegedly misappropriated. The complaint asserts a claim under the Pennsylvania Trade Secrets Act, as well as other various common law tort claims-all based upon the same trade secret misappropriation theory. Heraeus is seeking to enjoin Esschem from supplying the copolymers to any third party and actual damages in an unspecified amount. The complaint also seeks punitive damages, costs, and attorneys’ fees. If Esschem is enjoined, Biomet may not be able to obtain the copolymers from another supplier and as a result may not be able to continue to manufacture the subject bone cement products. Although Heraeus has not named Biomet as a party to this lawsuit, Biomet has agreed, at Esschem’s request and subject to certain limitations, to indemnify Esschem for any liability, damages and legal costs related to this matter. On September 29, 2014, the Court held a hearing on Heraeus’s Motion for a Temporary Restraining Order. On November 3, 2014, the Court entered an order denying Heraeus’s Motion for a Temporary Restraining Order. In February 2015, Heraeus initiated additional proceedings against Biomet Deutschland GmbH in Germany asking for a court order primarily intended to stop Biomet Deutschland from marketing the Hi-Fatigue line of bone cements (which Biomet Deutschland started to sell in Germany after the decision of the German appeals court had been enforced by Heraeus to customers which Biomet had formerly supplied with European Cements) for a period of two years. Heraeus argues that Biomet Deutschland must refrain from using customer relationships which they allege were built on the distribution of the European Cements and thus on the alleged misappropriation of Heraeus’ trade secrets.

No assurance can be made as to the time or resources that will be needed to devote to this litigation or its final outcome.
On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013, we had filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue, and Acacia Research Group LLC entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013, the May 3, 2013 case filed in the Eastern District of Texas was dismissed. On March 31, 2014, we entered into a Settlement and License Agreement with Bonutti Skeletal Innovations LLC settling all claims related to U.S. Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment, and on June 25, 2014, the U.S. District Court for the Northern District of Indiana issued an order dismissing the claims related to these patents with prejudice. The U.S. District Court for the Northern District of Indiana held a Markman hearing on September 24, 2014.  The Court has not yet ruled on the arguments presented.  We are vigorously defending this matter and believes that its defenses against infringement for the patents remaining in the suit are valid and meritorious. We can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

We, like other companies in the orthopedic industry, are involved in ongoing governmental investigations, the results of which may adversely impact our business and results of operations.

We are subject to various federal and state laws concerning healthcare fraud and abuse, including false claims laws and anti-kickback laws, such as the Federal Anti-Kickback Statute and similar state laws. In addition, we are subject to various federal and foreign laws concerning anti-corruption and anti-bribery matters, sales to countries or persons subject to economic sanctions and other matters affecting our international operations. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the United States, exclusion from participation in government healthcare programs, including Medicare, Medicaid and VA health programs. These laws are administered by, among others, the DOJ, the Office of the Inspector General of the U.S. Department of Health and Human Services, or OIG-HHS, the Securities and Exchange Commission, or SEC, the Office of Foreign Assets Control, the Bureau of Industry and Security of the U.S. Department of Commerce and state attorneys general. The interpretation and enforcement of these laws and regulations are uncertain and subject to change.

On September 25, 2007, we received a letter from the SEC informing us that it was conducting an informal investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. On November 9,

2007, we received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, the Company resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, or DPA, with the DOJ and a Consent to Final Judgment, or Consent, with the SEC. Pursuant to the DPA, the DOJ agreed to defer prosecution of the Company in connection with this matter, provided that the Company satisfies its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. The DOJ further agreed to not continue its prosecution and to seek to dismiss its indictment should the Company satisfy its obligations under the agreement over the term of the DPA.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor was appointed to review the Company’s compliance with the DPA, particularly in relation to the Company’s international sales practices, for at least the first 18 months of the term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with our global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of our compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to our compliance program. The monitor recently identified that certain of our compliance enhancements have been implemented too recently to be satisfactorily tested, and we continue to work with the monitor to allow for such transactional testing. The Consent the Company entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of our employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters. On March 13, 2015, the DOJ informed Biomet that the DPA and the independent compliance monitor’s appointment have been extended for an additional year. On April 2, 2015, at the request of the staff of the SEC, Biomet consented to an amendment to the Final Judgment to extend the term of the compliance monitor’s appointment for one year from the date of entry of the Amended Final Judgment, which is subject to approval of the SEC and United States District Court for the District of Columbia.

The Company agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect the Company’s full cooperation throughout the investigation. The Company further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

In October 2013, the Company became aware of certain alleged improprieties regarding its operations in Brazil and Mexico. The Company retained counsel and other experts to investigate both matters. Based on the results of its ongoing investigations, the Company has terminated, suspended or otherwise disciplined certain of the employees and executives involved in these matters, and has taken certain other remedial measures. Additionally, pursuant to the terms of the DPA, in April 2014, May 2014, July 2014, October 2014, and again in November 2014, the Company discussed matters raised by the investigations to with the independent compliance monitor, DOJ and SEC.

On July 2, 2014, the SEC issued a subpoena to the Company requiring that the Company produce certain documents relating to such matters. Moreover, pursuant to the DPA, the DOJ has sole discretion to determine whether conduct by the Company constitutes a violation or breach of the DPA. If the DOJ determines that the conduct underlying these investigations constitutes a violation or breach of the DPA, the DOJ could, among other things, extend or revoke the DPA or prosecute the Company and/or the involved employees and executives. The Company continues to cooperate with the SEC and DOJ and expects that discussions with the SEC and the DOJ will continue.

In June 2013, we received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. We have produced responsive documents and are fully cooperating with the request of the U.S. Attorney’s Office. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In February 2010, we received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and our Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’s spinal products. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

In April 2009, we became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the U.S. District Court for the District of Massachusetts, where it is currently pending. The Company, LVB Acquisition, Inc. and several of our competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. We are vigorously defending this matter and intend to continue to do so. We may need to devote significant time and resources to this inquiry and can give no assurances as to its final outcome.

From time to time, we are, and may continue to be, the subject of additional investigations. If, as a result of these investigations described above or any additional investigations, we are found to have violated one or more applicable laws, our business, financial condition, results of operations and cash flows could be materially adversely affected. If some of our existing business practices are challenged as unlawful, we may have to modify those practices, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Item 6.	Exhibits.
(a) Exhibits. See Index to Exhibits.

Signatures
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, LVB Acquisition, Inc. and Biomet, Inc. have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
LVB ACQUISITION, INC.
BIOMET, INC.

Date:	April 14, 2015	By:	/S/ JEFFREY R. BINDER
Jeffrey R. Binder
President and Chief Executive Officer

Date:	April 14, 2015	By:	/S/ DANIEL P. FLORIN
Daniel P. Florin
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 31.1
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Jeffrey R. Binder, certify that:
1. I have reviewed this Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2015 (the “report”) of LVB Acquisition, Inc. and Biomet, Inc. (collectively, the “Company”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Company and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
April 14, 2015

/S/ JEFFREY R. BINDER
Jeffrey R. Binder
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Daniel P. Florin, certify that:
1. I have reviewed this Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2015 (the “report”) of LVB Acquisition, Inc. and Biomet, Inc. (collectively, the “Company”);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Company and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and
5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
April 14, 2015

/S/ DANIEL P. FLORIN
Daniel P. Florin
Senior Vice President and Chief Financial Officer

Exhibit 32.1
SECTION 1350 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
The undersigned, the Chief Executive Officer and the Chief Financial Officer of LVB Acquisition, Inc. and Biomet, Inc. (collectively, the “Company”), each hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge on the date hereof:
(a) The Quarterly Report on Form 10-Q of the Company for the Quarter Ended February 28, 2015 filed on the date hereof with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(b) Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 14, 2015	/S/ JEFFREY R. BINDER
Jeffrey R. Binder
President and Chief Executive Officer

April 14, 2015	/S/ DANIEL P. FLORIN
Daniel P. Florin
Senior Vice President and Chief Financial Officer
The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-Q and shall not be deemed to be considered filed as part of the Form 10-Q.